Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

Attention Bonterra Shareholders:

Together, we can create the Cardium Champion.

Tender your shares now and accept our compelling share offer

Enhanced relevance	**>3X**	higher production[1]
Improved efficiency	**~$100M**	of synergies in first three years
Meaningful accretion	**~375%**	share price appreciation projected in 2021[2]

(1) Combined entity compared to Bonterra's Q2 2020 production level
(2) Based on Obsidian Energy's 2021 projections for the combined entity, assumes WTI of US$50/bbl, AECO of C$1.95/MMbtu and EV/EBITDA of 4.5x

OBSIDIAN ENERGY

Dear Bonterra Energy Shareholder,

On behalf of the board of directors of Obsidian Energy Ltd. (“Obsidian Energy”), I recommend you review and accept our compelling share offer (the “Offer”) to acquire all of the issued and outstanding shares of Bonterra Energy Corp. (“Bonterra”). Our Offer is two common shares of Obsidian Energy for each Bonterra common share tendered. Additional details regarding the Offer are included in the accompanying offer to purchase and take-over bid circular (the “Offer and Circular”).

Our Offer is open for acceptance until 5 p.m. Mountain Standard Time (7 p.m. Eastern Standard Time) on Monday, January 4, 2021. Please carefully consider this Offer and read the enclosed Offer and Circular, which contains important information regarding Obsidian Energy and the terms and conditions of the Offer.

Obsidian Energy believes that the Offer represents a unique and compelling opportunity for Bonterra shareholders to be a significant part of a larger, well-positioned Cardium leader, with a far superior future than they could achieve on a stand-alone basis. By combining our companies, Bonterra shareholders can benefit from being part of a stronger, Cardium-focused company, with a lower cost structure and improved capital efficiency, generating substantially more free cash flow than either company could alone. With increased cash flow available to accelerate debt repayment, the combined entity could achieve an improved financial position and create a clear path to significant share price appreciation. Obsidian Energy believes that it is in the best interests of Bonterra shareholders to accept our Offer. The benefits of this transaction for Bonterra shareholders include:

•	Creates the Cardium Champion with enhanced scale and capital markets relevance

•	Accretive across all equity metrics resulting in the potential for significant per share value appreciation to the benefit of both Bonterra and Obsidian Energy shareholders

•	Up to C$100 million expected in identified financial, operational and other synergies over the first three years resulting in significantly improved free cash flow

•	The re-introduction of a monthly dividend payment after an appropriate level of debt repayment

•	Retain significant upside to higher commodity prices through continued participation with a 48% pro forma ownership in a stronger combined company

•	An outcome far superior to what Bonterra can achieve on a stand-alone basis

While we remain hopeful that the Bonterra board of directors will engage with us, we have determined that the best way to realize the substantial benefits of this transaction is to take our Offer directly to you, to allow you to decide the future of your investment.

TO CREATE THE CARDIUM CHAMPION: TENDER YOUR SHARES TODAY

Details on how to accept the Offer are contained in the Offer and Circular and accompanying documents. Bonterra shareholders with any questions or who require assistance in depositing Bonterra shares to the Offer should contact our information agent and depositary for the Offer, Kingsdale Advisors, by telephone at 1-888-564-7333 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by e-mail at contactus@kingsdaleshareholder.com.

We hope you will accept our compelling Offer and join us as a shareholder in a stronger, combined Canadian energy company.

Sincerely,

Stephen E. Loukas

Interim President and Chief Executive Officer

Obsidian Energy Ltd.

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised by the Offeror (as defined below) or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period required under applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend its Offer for an additional minimum period of 10 days to allow for further deposits of securities.

The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the “Notice to Shareholders in the United States” on page (v) (continuation of the cover page) of this Offer and Circular (as defined herein).

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. Please see “Frequently Asked Questions” on page 3 of this Offer and Circular. If you have questions, please contact Kingsdale Advisors, the information agent and depositary in connection with the Offer, by telephone at 1-888-564-7333 (Banks, Brokers and Collect Calls) or by email at contactus@kingsdaleadvisors.com.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Offeror at Suite 200, 207 — 9th Avenue SW, Calgary, Alberta T2P 1K3, Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com, and are also available electronically on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and these materials have been sent directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

September 21, 2020

OBSIDIAN ENERGY LTD.

OFFER TO PURCHASE

all of the issued and outstanding common shares of

BONTERRA ENERGY CORP.

on the basis of two (2) common shares of Obsidian Energy Ltd.

for each common share of Bonterra Energy Corp.

Obsidian Energy Ltd. (the “Offeror” or “Obsidian Energy”) hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (“Shares”) in the capital of Bonterra Energy Corp. (the “Company” or “Bonterra”), including any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein).

THE OFFER IS OPEN FOR ACCEPTANCE FROM

THE DATE HEREOF UNTIL 5:00 P.M. (MOUNTAIN STANDARD TIME) ON JANUARY 4, 2021

UNLESS THE OFFER IS EXTENDED, ACCELERATED OR WITHDRAWN BY THE OFFEROR.

Upon acceptance of the Offer, each holder of Shares (a “Shareholder”) whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, two (2) common shares in the capital of the Offeror (“Offeror Common Shares”) per Share.

The Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “BNE” and the Offeror Common Shares trade on the TSX under the symbol “OBE” and on the OTCQX Best Market (the “OTCQX”) under the symbol “OBELF”. The Offeror has submitted an application to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX. Listing of the Offeror Common Shares offered hereunder will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

In addition to the Statutory Minimum Condition (as defined herein), the Offer is subject to certain conditions described herein being satisfied or, where permitted, waived at or prior to 5:00 p.m. (Mountain Standard Time) on January 4, 2021 (the “Expiry Time”) or such earlier or later time during which Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension(s) thereafter, including, among other things, that: (a) that the Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Shares (on a fully-diluted basis); (b) receipt of all Regulatory Approvals (as defined herein), including pursuant to the Competition Act (Canada) and the approval of the Toronto Stock Exchange, that the Offeror considers necessary or desirable in connection with the Offer; (c) the U.S. registration statement in respect of the Offer shall have become effective under the United States Securities Act of 1933, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the U.S. Securities Exchange Commission; (d) the Offeror and/or the Company, as applicable, having received all third party consents or approvals that the Offeror considers necessary or desirable in connection with the Offer, including without limitation all necessary consents to the Offer, or waivers required as a result of the consummation of the Offer, from the lenders under the Company’s revolving credit facility and, as applicable, lenders under the Company’s subordinated notes to private related party investors or any other similar agreement or instrument and from the lenders to the Offeror and the holders of the Offeror’s outstanding senior notes; (e) all Convertible Securities (as defined herein) shall have been dealt with on terms satisfactory to the Offeror, in its sole discretion; (f) there being no legal prohibition against the Offeror making the Offer or taking up and paying for the Shares; (g) neither the Company nor any other Person having taken or proposed to take any action that could reasonably be expected to prevent, adversely affect or materially delay the Offeror from acquiring the Shares or implementing the Offeror’s plans for the Company as disclosed herein or make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or to complete a Compulsory Acquisition (as defined herein) or Subsequent Acquisition Transaction (as defined herein), including the Company not having disposed of or acquired any material assets, made any material capital expenditures outside of the ordinary course of business, entered into any related party transaction, waived, released granted, transferred or amended any rights of material value in respect of any of its joint ventures, properties, or authorizations, incurred any material debts (including pursuant to its announced prospective term facility with the Business Development Bank of Canada), become subject to any proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada), made or become subject to any take-over bid or tender offer, issuer bid, recapitalization, wind-up, business combination or any other similar transaction, issued any securities, declared distributions or dividends, implemented or amended any employee cash or equity compensation plan, adopted or implemented a shareholder rights plan, implemented any changes in its capital structure or taken certain other actions of a similar nature; (h) no litigation or regulatory order that may hamper the carrying out of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (i) no Material Adverse Effect (as defined herein) having occurred; (j) the Offeror not becoming aware of the Company having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (k) the Offeror shareholders approving, as required by the rules of the TSX, the issuance of the Offeror Common Shares to be distributed by the Offeror in connection with the Offer; (l) the Offeror being provided with access to all non-public information regarding the Company that has been made available to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case since June 30, 2020 for the purpose of considering or seeking information to consider an acquisition of, or business combination with, the Company in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render the Offeror unable to make the Offer, to take-up and pay under the Offer or complete any second step transaction; (m) the Offeror not becoming aware of the Company having made any

(ii)

untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; and (n) other customary conditions. The Offeror expects that it will call a special meeting of Offeror Shareholders (as defined herein) to consider and, if deemed advisable, approve an ordinary resolution authorizing the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Time. See Section 4 of the Offer, “Conditions of the Offer” and a detailed summary of the Regulatory Approvals can be found in Section 16 of the Circular, “Regulatory Matters”.

Subject to applicable Law (as defined herein), the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time. Notwithstanding the foregoing, in no case will the Offeror waive the Statutory Minimum Condition.

Registered Shareholders (meaning Shareholders that have a physical share certificate representing their Shares) who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (as defined herein) (printed on YELLOW paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, with the depositary for the Offer, Kingsdale Advisors (the “Depositary”), at its office in Toronto, Ontario, Canada in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance—Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (as defined herein) (printed on BLUE paper), or a manually executed facsimile thereof; or (ii) book-entry transfer of Shares set out in Section 3 of the Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the Depositary. A broker, nominee or other intermediary through whom a Shareholder holds Shares may charge a fee to tender any such Shares on behalf of such Shareholder. Shareholders should consult such broker, nominee or other intermediary to determine whether any charges will apply.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Questions and requests for assistance may be directed to Kingsdale Advisors, the information agent in connection with the Offer (the “Information Agent”) and the Depositary. Contact details may be found on the back page of this document.

Additional copies of this document and related materials may be obtained without charge on request from the Information Agent or the Depositary in the manner specified on the back page of this document or by using the contact information of any additional dealer managers which may be provided subsequent to the date of this Offer and Circular. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are available on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction (as defined herein) or, if a sufficient number of

(iii)

Shares are tendered to the Offer, a Compulsory Acquisition (as defined herein). See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

An investment in the Offeror Common Shares offered pursuant to the Offer involves certain risks. For a discussion of risk factors you should consider in evaluating the Offer, refer to Section 23 of the Circular, “Risk Factors”.

No Person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Capitalized terms used and not otherwise defined herein shall have the respective meanings given thereto in the Glossary of the accompanying Offer and Circular unless the context otherwise requires.

The registered and head office of the Offeror is located at Suite 200, 207 — 9th Avenue SW, Calgary, Alberta T2P 1K3.

THE INFORMATION AGENT AND THE DEPOSITARY FOR THE OFFER IS:

130 KING STREET WEST, SUITE 2950

TORONTO, ON M5X 1E2

NORTH AMERICAN TOLL FREE: 1-888-564-7333

OUTSIDE NORTH AMERICA: 1-416-867-2272

EMAIL: CONTACTUS@KINGSDALEADVISORS.COM

(iv)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, the Offeror has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will contain a prospectus relating to the Offer. BONTERRA SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on the Obsidian Energy website at www.obsidianenergy.com. The financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Certain of the Company’s and the Offeror’s oil and gas reserves and, in respect of the Offeror, resources estimates included or incorporated by reference in the Offer and Circular have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by Securities Regulatory Authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Canadian Securities Regulatory Authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference into this Offer and Circular in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. In addition, certain documents incorporated by reference in this Offer and Circular contain estimates of “contingent resources”. The SEC generally does not permit U.S. companies to disclose oil and gas resources, including contingent resources, in reports filed with the SEC. “Contingent resources” are not, and should not be confused with, reserves. Investors are cautioned not to assume that any part or all of the contingent resources will ever be converted into reserves. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves and resources estimates incorporated by reference in this Offer and Circular that are prepared in accordance with NI 51-101 may not be comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

(v)

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Shares and is not made for any Convertible Securities (including Options) or other rights to acquire Shares. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures described in Section 3 of the Offer, “Manner of Acceptance”, and Section 6 of the Circular, “Treatment of Convertible Securities”.

The tax consequences to holders of Convertible Securities of exercising, exchanging or converting such securities are not described in either Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise, exchange or convert their Convertible Securities.

CURRENCY

All references to “$” or “C$” mean Canadian dollars. References to “US$” mean United States dollars. On September 18, 2020, the daily average rate of exchange published by the Bank of Canada for the U.S. dollar, expressed in Canadian dollars, was US$1.00 = C$1.3186.

INFORMATION CONTAINED IN THE OFFER AND CIRCULAR

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC, are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com, in the United States at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3.

As of the date of this Offer, the Offeror has not had access to the non-public books and records of the Company and the Offeror is not in a position to independently assess or verify certain of the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. The Company has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of the Company contained herein. As a result, all historical information regarding the Company included herein, including all Company financial and reserves information, and all pro forma financial and reserves information reflecting the

(vi)

pro forma effects of a combination of the Offeror and the Company, has been derived, by necessity, from the Company’s public reports and securities filings as of September 18, 2020. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 23 of the Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular”. None of the Company’s public reports or securities filings are or have been incorporated by reference into this Offer and Circular.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of the Shares may have tax consequences which may not be described herein. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

Certain figures herein may not add due to rounding.

Information contained in this document is given as of September 18, 2020, unless otherwise specifically stated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under the Offeror’s profile at www.sedar.com or on the Offeror’s website at www.obsidianenergy.com. The Offeror is also subject to the reporting requirements of the Exchange Act and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

OIL AND GAS INFORMATION ADVISORY

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Reserves amounts presented herein have been rounded to the nearest million or thousand boe, as appropriate. For more information on the reserves of the Offeror, including definitions of proved and probable reserves, the Offeror’s interests therein, location of the reserves and the product types reasonably expected therefrom, please see the Offeror’s most recent AIF (as defined herein) which is incorporated by reference herein. For more information on the reserves of the Company, please see the Company’s most recent annual information form for the year ended December 31, 2019 which is available under the Company’s profile on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Offer and Circular constitute “forward-looking statements” and “forward-looking information” as defined under Securities Laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. Forward-looking statements and forward-looking information are not based on historical facts, but rather on

(vii)

current expectations and projections about future events and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements and forward-looking information.

The Offer and the Circular, including the documents incorporated by reference in the Offer and Circular, contain forward-looking statements including: those relating to the Offer, including statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer; the ability of the Offeror to complete the transactions contemplated by the Offer, including the ability to obtain all necessary third party consents; the reasons to participate in the Offer; the purpose of the Offer; any commitment to acquire Shares; the Offeror’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects; information concerning the Company and the Offeror (and their respective affiliates); the Offeror’s plans for the Company in the event the Offer is successful and the integration of the Offeror’s and the Company’s businesses and operations; the anticipated effect of the Offer and the expected benefits of tendering Shares to the Offer, both to the Offeror and to the Shareholders, such as the strategic, operational and financial benefits and other synergies that may result from the proposed combination between the Offeror and the Company, including as to expected cost synergies, accretion and equity appreciation, and production levels; future capital expenditures by the Offeror; future oil and gas prices; the tax treatment of Shareholders; the satisfaction of the conditions to consummate the Offer; the process for obtaining the Regulatory Approvals; the process for obtaining Offeror shareholder approval for the issuance of the Offeror Common Shares offered hereunder; the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction; the availability of certain exemptions under applicable Securities Laws; and other statements that are not historical facts. It is important to know that:

•

unless otherwise indicated, forward-looking statements in the Offer and the Circular and its appendices, including the documents incorporated by reference, describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned against relying on these forward-looking statements; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, herein or in any document incorporated by reference, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

With respect to forward-looking statements contained in this Offer and Circular, the Offeror has made assumptions regarding, among other things: the ability to complete the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, integrate the Offeror’s and the Company’s businesses and operations and realize financial, operational and other synergies from the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction; that each of the Offeror, the Company and, following the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; that both the Offeror and the Company, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their facilities and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; that the lenders to each of the Offeror and the Company provide their respective approvals and consents in respect of the Offer; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the

(viii)

continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or to further reduce production quotas; the Offeror’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on the Offeror and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the Company’s publicly available information, including it public reports and securities filings as of September 18, 2020 are accurate and complete; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; the combined entity’s ability to add production and reserves through our development and exploitation activities; the Offeror will receive the Regulatory Approvals and all other necessary third party consents on the timelines and in the manner currently anticipated; the Offeror will obtain the approval of the Offeror Shareholder on a timely basis; the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms; the advice received from professional advisors is accurate; the Company’s public disclosure is accurate and that the Company has not failed to publicly disclose any material information respecting the Company, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s operations, other than as discussed in this section; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations as set out in this section.

All figures and descriptions provided in this Offer and Circular related to the proposed transaction, including those around consideration, key metrics, reasons for the Offer, the potential benefits to the Shareholders and the Offeror Shareholders (including increased shareholder returns and improved performance and administration savings) and expected pro forma effects, are based on and assume the following: (a) the Offeror’s and the Company’s liquidity, debt, debt costs and assets (including reserves), will not change from what was the case on September 18, 2020, in the case of the Offeror, and from what the Offeror has ascertained from the Company’s public filings on SEDAR up to and including September 18, 2020, in the case of the Company, and in the case of reserves, those reported by the Offeror and the Company in their respective most recent annual information forms as at December 31, 2019; (b) 33,388,796 Shares are issued and outstanding immediately prior to the date of the Offer (as disclosed in the Company’s management’s discussion and analysis for the three and six month periods ending June 30, 2020); (c) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Shares or Offeror Common Shares are issued before the successful completion of the Offer.

Although the Offeror believes that the expectations reflected in the forward-looking statements contained in this Offer and Circular, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements may include the following: the market value of the Offeror Common Shares received as consideration under the Offer and the impact of the issuance of Offeror Common Shares on the market price of the Offeror Common Shares, the reduced trading liquidity of Shares not deposited under the Offer, the inaccuracy of the Company’s public disclosure upon which the Offer is predicated, the failure to obtain the Regulatory Approvals, the approval of the Offeror’s Shareholders and to satisfy the other conditions to the Offer on a timely basis, as well as the risks discussed in Section 23 of the Circular, ‘‘Risk Factors’’. Should one or

(ix)

more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. The Offeror does not assume any obligation to update or revise any forward-looking statements after the date of the Offer and Circular or to explain any material difference between subsequent actual events and any forward-looking statements, except as required by applicable Securities Laws. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this Offer and Circular speak only as of the date of this Offer and Circular. Except as expressly required by applicable Securities Laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this Offer and Circular are expressly qualified by this cautionary statement.

For a further discussion regarding the risks related to the Offer and the Offeror, see Section 23 of the Circular, “Risk Factors”, and the AIF, Annual MD&A and the Offeror’s other public filings, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com.

NON-GAAP MEASURES

In this Offer and Circular, there is reference to certain financial measures that are not determined in accordance with IFRS. These measures as presented do not have any standardized meaning prescribed by IFRS and therefore they may not be comparable with calculations of similar measures for other companies. The Offeror believes that, in conjunction with results presented in accordance with IFRS, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. Readers are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with IFRS as an indication of performance. These measures include the following:

EBITDA is net income (loss) plus financing expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation, impairment and accretion.

Net Debt in regard to the Offeror, it is the amount of long-term debt, comprised of long-term notes and bank debt, plus net working capital (surplus)/deficit. Net Debt is a measure of leverage and liquidity.

Debt is bank debt or long-term debt, senior notes and, solely in respect of the Company, subordinated debt (including the subordinated note(s) issued by the Company to private related party investors).

Cash cost is sum of operating costs, transportation costs and G&A on a $/boe basis.

Production per Debt Adjusted Share is based on the year over year change in Net Debt adjusted at the combined entity equity value per share at 4.5x EV/EBITDA.

Enterprise Value (or EV) is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivalents.

Funds Flow from Operations (or FFO) is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the combined entity’s ability to fund planned capital programs.

(x)

Cash Flow is Funds Flow from Operations before changes in any non-cash working capital changes and decommissioning expenditures.

Free cash flow (or FCF) is Funds Flow from Operations less both capital and decommissioning expenditures.

Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

(xi)

TABLE OF CONTENTS

FREQUENTLY ASKED QUESTIONS

The questions and answers below are not meant to be a substitute for the more detailed description and information contained in this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read each of these documents carefully prior to making any decision regarding whether or not to tender your Shares. For ease of reference, cross-references are provided in this section to other sections of this Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary.

Who is offering to purchase my Shares?

Obsidian Energy, an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Alberta, is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares, including any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time. See Section 1 of the Circular, “The Offeror”.

What would I receive in exchange for my Shares?

Upon acceptance of the Offer, each Shareholder whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, two (2) Offeror Common Shares per Share.

What does the Company Board think of the Offer?

Under applicable Securities Laws, a directors’ circular must be prepared and delivered by the Company Board to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either a recommendation to accept or reject the Offer, and the reasons for the board of directors’ recommendation, or a statement that the Company Board is unable to make or is not making a recommendation, and if no recommendation is made, the reasons for not making a recommendation. The Offeror has not been advised by the Company of the recommendation of the Company Board, if any, in respect of the Offer.

See Section 3 of the Circular, “Background to the Offer”, for a description of the Offeror’s interactions with the Company and the Company Board leading up to the Offer.

Why should I accept the Offer?

Obsidian Energy believes that the consideration under the Offer represents a full and fair price for your Shares and that the combined entity will be a stronger, well-positioned company with a far superior future than Shareholders could achieve on a standalone basis. The Offer will create the “Cardium Champion” with enhanced scale and relevance, and will reduce the risks facing the Company and its Shareholders by stabilizing the Company’s balance sheet, improving its ability to reduce debt and improving its access to capital. The Offer is also expected to result in significant accretion to you as a Shareholder, relative to the Company continuing on a standalone basis, while maintaining and enhancing each company’s respective strengths, including low declines and high netbacks for light oil. The Offer will also result in meaningful synergies that will drive equity appreciation for Shareholders. See Section 4 of the Circular, “Reasons to Accept the Offer”.

Will I be able to trade the Offeror Common Shares I receive?

You will be able to trade the Offeror Common Shares that you will receive under the Offer. Statutory exemptions allow such trading in Canada and upon the Registration Statement becoming effective in the United States, non-“affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Offeror will be able to trade their Offeror Common Shares received under the Offer in the United States. The Offeror has submitted an application to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX. Listing of the

Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX. See Section 16 of the Circular, “Regulatory Matters – Securities Regulatory Matters” and “– Stock Exchange Listing Requirements”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021 or such later or earlier time or times and date or dates to which the Offer may be extended or accelerated by the Offeror from time to time, excluding the 10-day Mandatory Extension Period or any extension(s) thereafter, unless the Offer is withdrawn by the Offeror. See Section 2 of the Offer, “Time for Acceptance” and Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”.

The initial deposit period (as defined herein) under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if the Company issues a deposit period news release (as defined herein) in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if the Company issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”.

If your Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary, you should contact your intermediary directly if you wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Can the Offer be otherwise extended and, if so, under what circumstances?

Yes. If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions to the Offer have been satisfied or, where permitted, waived by the Offeror such that the Offeror takes up the Shares deposited under the Offer, the Offeror will extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than 10 days following the expiry of the initial deposit period. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer – Mandatory Extension Period”.

In addition to the Mandatory Extension Period, the Offeror may elect, in its sole discretion, to extend the Offer from time to time. If the Offer is extended to provide for the Mandatory Extension Period, or if the Offeror otherwise elects or is required to extend the Offer, the Offeror will notify the Depositary and publicly announce such extension and, if required by applicable Law, mail you a notice of variation. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”.

How do I tender my Shares to the Offer?

If you are a registered Shareholder (meaning that you have either a physical certificate representing your Shares registered in your name), you may accept the Offer by delivering to the Depositary a properly completed and executed Letter of Transmittal, in the form accompanying the Offer (printed on YELLOW paper), or a manually signed facsimile thereof, properly completed and duly executed in accordance with the instructions set out in the Letter of Transmittal (including a signature guarantee if required), and depositing it along with, if applicable, the certificate(s) representing your Shares and any other required documents, with the Depositary at the office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless the Offer is extended, accelerated or withdrawn by the Offeror, in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If you are a registered Shareholder and wish to accept the Offer but the certificates representing your Shares are not immediately available or you cannot provide the certificates or other required documents to the Depositary by the Expiry Time, you may validly deposit your Shares under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on BLUE paper), or a manually signed facsimile thereof. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

You may also accept the Offer by following the procedures for book-entry transfer detailed in this Offer and Circular and have your Shares tendered by your intermediary through CDS provided such procedures are completed at or prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

If you are a non-registered Shareholder (meaning your Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary), you should contact such intermediary directly if you wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary. See Section 3 of the Offer, “Manner of Acceptance – Non-registered Shareholders”.

Will I have to pay any fees or commissions?

You will not have to pay any fee or commission if you are the registered owner of your Shares and you tender your Shares to the Offer directly to the Depositary. However, if you own your Shares through a broker, nominee or other intermediary, such intermediary may charge a fee to tender Shares on your behalf. You should consult your broker or nominee or other intermediary to determine whether any charges will apply.

How will the Offer affect my Options?

The Offer is made only for Shares and is not made for any Convertible Securities (including Options). Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 6 of the Circular, “Treatment of Convertible Securities”. If any holder of Options does not exercise, convert, exchange or settle his or her Options, as the case may be, and deposit any resulting Shares under the Offer at or prior to the Expiry Time, such Options, as the case may be, may be replaced with similar Convertible Securities of the Offeror or may expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions. See Section 6 of the Circular, “Treatment of Convertible Securities”.

What if I have lost my Share certificate(s) but wish to tender my Shares to the Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will coordinate with the Company’s transfer agent and will advise you of the steps that you must take to obtain a replacement certificate for your Shares. Please allow for sufficient time in order to process the replacement and to receive the replacement certificate. The replacement certificate must be received by the Depositary before the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance – Lost Certificates”.

Will I be able to withdraw previously tendered Shares?

You may withdraw Shares you deposit under the Offer:

(a)	at any time before the deposited Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Shares have not been paid for by the Offeror within three Business Days after the Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Shares have not been taken up by the Offeror at the date of the notice.

To be effective, a withdrawal must be completed in accordance with the procedures outlined in Section 8 of the Offer, “Right to Withdraw Deposited Shares”.

If I accept the Offer, when will I receive the Offer Consideration?

If all of the conditions of the Offer are satisfied or, where permitted, waived by the Offeror, the Offeror will immediately take up Shares tendered to the Offer (and not withdrawn) and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. The Offeror will take up and pay for Shares deposited under the Offer during the Mandatory Extension Period and any additional extension period, if applicable, not later than 10 days after such deposit. See Section 6 of the Offer, “Take Up and Payment for Deposited Shares”.

If I decide not to tender, how will my Shares be affected?

If the Offeror takes up and pays for Shares under the Offer, the Offeror currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any Shares not tendered to the Offer. It is the Offeror’s current intention that the consideration to be offered for such Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered pursuant to the Offer. In connection with such a transaction, you may have dissent rights and the tax consequences may vary from those of tendering your Shares under the Offer. See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

What are some of the significant conditions to the Offer?

In addition to the Statutory Minimum Condition, the Offer is subject to certain conditions described herein being satisfied or, where permitted, waived at or prior to the Expiry Time or such earlier or later time during which Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension(s) thereafter, including, among other things, that: (a) that the Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Shares (on a fully-diluted basis); (b) receipt of all Regulatory Approvals, including the Competition Act Clearance and the Stock Exchange Approval, that the Offeror considers necessary or desirable in connection with the Offer; (c) the Registration Statement shall have become effective under the U.S. Securities Act, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC; (d) the Offeror and/or the Company, as applicable, having received all third party consents or approvals that the Offeror considers necessary or desirable in connection with the Offer, including without limitation all necessary consents to the Offer, or waivers required as a result of the consummation of the Offer, from the lenders under the Company’s revolving credit facility and, as applicable, lenders under the Company’s subordinated notes to private related party investors or any other similar agreement or instrument and from the lenders to the Offeror and the holders of the Offeror’s outstanding senior notes; (e) all Convertible Securities shall have been dealt with on terms satisfactory to the Offeror, in its sole discretion; (f) there being no legal prohibition against the Offeror making the Offer or taking up and paying for the Shares; (g) neither the Company nor any other Person having taken or proposed to take any action that could reasonably be expected to prevent, adversely affect or materially delay the Offeror from acquiring the Shares or implementing the Offeror’s plans for the Company as disclosed herein or make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including the Company not having disposed of or acquired any material assets, made any material capital expenditures outside of the ordinary course of business, entered into any related party transaction, waived, released granted, transferred or amended any rights of material value in respect of any of its joint ventures, properties, or authorizations, incurred any material debts (including pursuant to its announced prospective term facility with the BDC), become subject to any proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada), made or become subject to any take-over bid or tender offer, issuer bid, recapitalization, wind-up, business combination or any other similar transaction, issued any securities, declared distributions or dividends, implemented or amended any employee cash or equity compensation plan, adopted or implemented a shareholder rights plan, implemented any changes in its capital structure or taken certain other actions of a similar nature; (h) no litigation or regulatory order that may hamper the carrying out of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; (i) no Material Adverse Effect having occurred; (j) the Offeror not becoming aware of the Company having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (k) the Offeror shareholders approving, as required by the rules of the TSX, the issuance of the Offeror Common Shares to be distributed by the Offeror in connection with the Offer; (l) the Offeror being provided with access to all non-public information regarding the Company that has been made available to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case since June 30, 2020 for the purpose of considering or seeking information to consider an acquisition of, or business combination with, the Company in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render the Offeror unable to make the Offer, to take-up and pay under the Offer or complete any second step transaction; (m) the Offeror not becoming aware of the Company having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; and (n) other customary conditions.

The Offeror expects that it will call a special meeting of Offeror Shareholders to consider and, if deemed advisable, approve an ordinary resolution authorizing the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Time.

The Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Shares unless each of the conditions of the Offer is satisfied or, if permitted, waived by the Offeror at or prior to the Expiry Time.

See Section 4 of the Offer, “Conditions of the Offer” and a detailed summary of the Regulatory Approvals can be found in Section 16 of the Circular, “Regulatory Matters”.

What will happen if the conditions to the Offer are not satisfied?

If the conditions to the Offer are not satisfied or, where permitted, waived by the Offeror, the Offeror will not be obligated to take up, accept for payment or pay for any Shares tendered to the Offer. Subject to applicable Law, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time. Notwithstanding the foregoing, in no case will the Offeror waive the Statutory Minimum Condition.

Do I have dissenters’ or appraisal rights in connection with the Offer?

No. Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Shares to the Offer may have rights of dissent in the event the Offeror acquires their Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

Will Bonterra continue as a public company?

As indicated above, it is the Offeror’s intention to enter into one or more transactions to enable it to acquire all Shares not acquired pursuant to the Offer. If the Offeror is able to complete such a transaction, the Offeror intends to seek to delist the Shares from the TSX. If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to file an application to cease to be a reporting issuer under applicable Canadian Securities Laws.

If the Offeror takes up Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then the Company may continue as a public company and the Offeror will evaluate its alternatives. In such circumstances, the Offeror’s purchase of Shares under the Offer will have reduced the number of Shares that trade publicly, as well as the number of Shareholders, and, depending on the number of Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Shares held by the public. In addition, if the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the Company Board to allow nominees of the Offeror to be appointed to the Company Board and to represent at least a majority of the Company Board.

What are the Canadian federal income tax consequences of accepting the Offer?

Subject to the qualifications set forth in the Circular, if you are a resident of Canada and hold your Shares as capital property and you sell your Shares pursuant to the Offer, you generally will not realize a capital gain (or capital loss) as a result of an automatic tax-deferred “rollover” pursuant to Section 85.1 of the Tax Act (and the corresponding provisions of any applicable provincial legislation).

If you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Shares pursuant to the Offer, unless your Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

What are the U.S. federal income tax consequences of accepting the Offer?

The Offeror intends for the Offer, the Subsequent Acquisition Transaction and Compulsory Acquisition, as applicable, to be treated as a reorganization for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder generally will not recognize gain or loss on the exchange of Shares for Offeror Common Shares pursuant to the Offer. The determination of whether the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment depends on the resolution of complex issues and facts, and there is no assurance that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

Who can I call with questions about the Offer or for more information?

Questions and requests for assistance concerning the Offer may be directed to the Information Agent and the Depositary (Kingsdale Advisors) at 1-888-564-7333 (Toll Free in North America), or at +1-416-867-2272 (Outside North America), or by e-mail at contactus@kingsdaleadvisors.com.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders should read the Offer and Circular in its entirety. Certain capitalized and other terms used in this Summary are defined in the Glossary.

The Offer:

The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares (including any Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time).

Upon acceptance of the Offer, each Shareholder whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, two (2) Offeror Common Shares per Share. The Offeror has submitted an application to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

The closing price of the Shares on the TSX on September 18, 2020, the last trading day prior to the commencement of the Offer, was $1.22.

The closing price of the Offeror Common Shares on the TSX on September 18, 2020, the last trading day prior to the date of the Offer, was $0.57.

In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

The Offer is made only for Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 6 of the Circular, “Treatment of Convertible Securities”.

The Offeror:

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Alberta. Obsidian Energy is a company based on disciplined, relentless passion for the work it does, and resolute accountability to its shareholders, partners and the communities in which it operates. The Offeror exists under the ABCA and its head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3. For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference in Section 22 of the Circular, “Documents Incorporated by Reference”. Further information regarding the Offeror may also be obtained from the Offeror’s filings with the SEC by visiting the SEC’s website at www.sec.gov.

The Company:

Bonterra is an oil and gas company headquartered in Calgary, Alberta. The Company’s assets consist of crude oil and natural gas assets, which are primarily located in the Province of Alberta, Canada. The Company also has minor, non-core properties located in the Provinces of Saskatchewan and British Columbia. Bonterra was formed effective January 1, 2010 when Bonterra Oil & Gas Ltd. wound up Bonterra Energy Income Trust and amalgamated with its wholly owned Subsidiary, Bonterra Energy Corp. pursuant to the provisions of the CBCA to continue as one corporation. The head and principal office of Bonterra is located at: 901, 1015 4th Street S.W., Calgary, Alberta, T2R 1J4. For further information regarding the Company, refer to the Company’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

Reasons to Accept the Offer:

Obsidian Energy believes that the consideration under the Offer represents a full and fair price for the Shares and that the combined entity will be a stronger, well-positioned company with a far superior future than Shareholders could achieve on a standalone basis. Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer:

Creates the Cardium Champion with Enhanced Scale and Relevance

•	Meaningful Scale: Top 20 Western Canadian oil producer with 35,000 boe/d of oil-weighted production, more than three times the size of Bonterra as at Q2 2020.

•	Financially Attractive: Greater funds flow per share, lower debt-to-EBITDA, higher free cash flow, and a stronger overall business.

•	Enhanced Business: Ability to accelerate debt repayment through improved free cash flow, and to deploy combined capital spending towards best-return inventory at Willesden Green.

•

Well Positioned for Further Consolidation: The combined entity would be ~2x the size of any other Cardium-focused firm, and would be positioned to be a Cardium consolidator with the ability to pursue further synergies from follow-on transactions.

Reduce Risk: Stable Balance Sheet, Debt Reduction, Improved Access to Capital

•

Execute Plan to Address Overleverage: Bonterra is over levered and Shareholders are exposed to the risk that its syndicate banks withdraw their support of the Company. Bonterra’s current business plan proposes to further increase debt compared to the combined entity, which is expected to generate increased cash flow and to accelerate the pay down of outstanding debt. Lower debt improves the stability of the business, and shifts more value to equity owners over time as the combined low-decline, oil-weighted production base is maintained. Bonterra’s proposed Business Development Bank of Canada second-lien term facility is currently non-binding and it is unclear whether the facility will be finalized as contemplated due to the requirement that all of Bonterra’s bank lenders will need to agree to additional duration as well as to extend additional credit under revised intercreditor relationships — there is no certainty that these requirements will be acceptable to Bonterra’s bank lenders.

•

Pay Down Debt vs. Standalone: Bonterra has been in extended month-to-month extensions with its bank credit facility lenders, and has taken numerous actions, including cutting its dividend to zero, in an attempt to stabilize the balance sheet. It is clear that Bonterra’s lenders desire to have its outstanding bank debt reduced. Bonterra’s inability to deliver a path to reducing its debt as a standalone entity stands in sharp contrast to the Offeror’s clear strategy for pay down of the Offeror’s and Bonterra’s respective outstanding debt as a combined entity.

•

Path to Normal / Conforming Debt Metrics: The combined entity is projected by Obsidian Energy to reduce Net Debt-to-LTM EBITDA to approximately 2x by year-end 2022E using a US$50 WTI/bbl and C$1.95/MMBtu AECO commodity price forecast. This is dramatically better than the projected Bonterra standalone Net Debt-to-LTM EBITDA of >3x, as projected by Obsidian Energy. See Section 4 of the Circular, “Reasons to Accept the Offer — Reduce Risk: Stable Balance Sheet, Debt Reduction, Improved Access to Capital”.

•

Improved Access to Capital: The improved financial outlook resulting from the combination would afford both companies an enhanced position to extend debt maturities with the support of lenders. Increased size and scale could allow the combined entity to access alternative debt financing to refinance existing first lien debt resulting in a more stable and diversified capital structure that would not be as reliant on and exposed to semi-annual bank redeterminations.

•	Reinstate Dividend After Debt Paydown: An improved financial position after sufficient debt pay down could allow the combined entity to eventually reinstate a dividend to shareholders.

Significant Accretion to Shareholders

•

FFO Per Share Accretion: The combined entity is projected to deliver significantly higher FFO per share than Bonterra as a stand-alone entity. Specifically, assuming US$50 WTI/bbl and C$1.95/MMBtu AECO commodity prices and based on its projections, Obsidian Energy expects that the combined entity will achieve during 2021E FFO per Share of $3.44 versus $1.94 per Share on a standalone basis (a 77% improvement for the combined entity). Including the impact of a potential BDC second-lien term facility, Obsidian Energy projects that Bonterra’s FFO per Share during 2021E would be $2.12 (making the combined entity still a 62% improvement).

•

Significant Projected 2021E Share Price Appreciation: Greater EBITDA, combined with falling debt due to enhanced free cash flow driving accelerated debt repayment, enables greater equity value per share. At US$50 WTI/bbl and C$1.95/MMBtu AECO and a trading multiple consistent with its peers of 4.5x EV/EBITDA, Obsidian Energy projects that the Shares would appreciate by ~375% to ~C$6.40 per Share (~$3.20/share for the Offeror Common Shares).

•

Significant Projected 2022E Share Price Appreciation: Under the same assumptions, and using 2022E projections, the equity value per share would appreciate by over 670% to ~$10.40 per Share (~$5.20/share for the Offeror Common Shares).

•

Cash Tax Savings for Shareholders Beyond 2022: Bonterra has stated its cash tax horizon is ~2022. The combined entity would benefit from Obsidian Energy’s tax pool position, thereby further enhancing the FFO per share profile for Shareholders.

•

Quickly Improving Leverage Metrics: Equity valuation is expected to improve due to higher FFO and lower risk as a result of reduced leverage. The combined entity is expected to achieve more than 45% deleveraging on a debt to LTM unhedged EBITDA basis, specifically Bonterra’s standalone 3.7x debt to LTM EBITDA as at June 30, 2020 would be reduced under the combined entity to 2.6x by year-end 2021 and 2.0x by year-end 2022E as projected by Obsidian Energy, assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

See Section 4 of the Circular, “Reasons to Accept the Offer-Assumptions Underlying Analysis”.

Maintain Operating Strengths: Low Decline and High Netback Light Oil

•

Low Decline: The combined entity’s high quality asset base has a low decline rate, providing more stable production levels and lower capital requirements to maintain current production levels. The combined entity’s base production and proved developed producing (“PDP”) reserves have a decline of ~18% which is below most oil producing peers.

•	High Netbacks: With strong projected profitability at the field level, netbacks of the combined entity are projected to be strong at $23/boe in 2022E (based on US$50 WTI/bbl and C$1.95/MMBtu AECO).

•

Track Record of Success in Lowering Costs: Obsidian Energy has reduced total cash costs (comprised of net G&A, operating costs and transportation costs) from $19.52/boe in 2018 to $13.76/boe in the first six months of 2020. Obsidian’s total cash cost structure per unit of production is now lower than Bonterra. Importantly, Obsidian Energy views the break-even price for the combined entity to be below US$40/bbl WTI (assuming US$4.00/bbl Edmonton Par differentials, C$2.04/MMBtu AECO and 1.36x C$/US$ foreign exchange rate), which is superior to Bonterra’s standalone break-even, estimated at US$42.00/bbl WTI under the same assumptions.

Meaningful Synergies Drive Equity Appreciation

•

First Year Synergies of ~$50 MM: The combined entity is expected to benefit from synergies of ~$50MM after the first year (based on US$50 WTI/bbl and C$1.95/MMBtu AECO) including lower G&A and operating costs, improved capital efficiency from program scale as well as devoting capital to projects expected to yield the highest returns, alignment on decommissioning liability strategy, and lower interest/financing costs over time. These synergies are very meaningful insofar as they are equivalent to or larger than Bonterra’s current market capitalization.

•

Multi-Year Synergy Benefit: The combined entity is expected to have up to $100 million greater free cash flow over the first three years versus the standalone entities (based on US$50 WTI/bbl and C$1.95/MMBtu AECO).

•

Benefit from Optimized Capital Program: Obsidian Energy views the best return inventory of the combined entity to be in the Willesden Green area, where Obsidian Energy has meaningfully more drilling locations than Bonterra. Consistent with Obsidian Energy’s existing operation and the demonstrated success on capital efficiency and cost reductions, the capital program for the combined entity would prioritize capital to Willesden Green, and moderate capital to Pembina, with the intent of using the combined Pembina Cardium cash flow to pay down debt.

•

Attractive Go-Forward Business for Stakeholders: Obsidian Energy seeks to deliver more than $300 million of cumulative free cash flow from the combined entity through 2024 based on US $50 WTI/bbl and C$1.95/MMBtu AECO. This is projected to result in a reduction to debt by over $300 million and a total debt to LTM EBITDA of approximately 1.2x by year-end 2024. Shareholders of each of Bonterra and Obsidian Energy will benefit from this deleveraging process.

•

Tax Advantaged Structuring: The Offer is being designed to allow Canadian and U.S. Shareholders to defer recognition of capital gains and losses. For Canadian tax purposes, Canadian resident Shareholders who hold their Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the disposition of their Shares. For U.S. tax purposes, the Offer is also intended to provide U.S. Holders with an automatic rollover to defer recognition of capital gains or losses from disposal of their Shares. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”

See Section 4 of the Circular, “Reasons to Accept the Offer”.

Purpose of the Offer and Plans for the Company

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition. See Section 8 of the Circular, “Purpose of the Offer and Plans for the Company”.

Following the successful completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause the Company to apply to the TSX to delist the Shares from trading.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under the applicable Securities Laws of each province and territory of Canada in which it has such status.

See Section 12 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”.

Conditions of the Offer

In addition to the Statutory Minimum Condition, the Offer is subject to certain conditions described herein being satisfied or, where permitted, waived at or prior to the Expiry Time or such earlier or later time during which Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension(s) thereafter, including, among other things, that: (a) that the Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Shares (on a fully-diluted basis); (b) receipt of all Regulatory Approvals, including the Competition Act Clearance and the Stock Exchange Approval, that the Offeror considers necessary or desirable in connection with the Offer; (c) the Registration Statement shall have become effective under the U.S. Securities Act, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC; (d) the Offeror and/or the Company, as applicable, having received all third party consents or approvals that the Offeror considers necessary or desirable in connection with the Offer, including without limitation all necessary consents to the Offer, or waivers required as a result of the consummation of the Offer, from the lenders under the Company’s revolving credit facility and, as applicable, lenders under the Company’s subordinated notes to private related party investors or any other similar agreement or instrument and from the lenders to the Offeror and the holders of the Offeror’s outstanding senior notes; (e) all Convertible Securities shall have been dealt with on terms satisfactory to the Offeror, in its sole discretion; (f) there being no legal prohibition against the Offeror making the Offer or taking up and paying for the Shares; (g) neither the Company nor any other Person having taken or proposed to take any action that could reasonably be expected to prevent, adversely affect or materially delay the Offeror from acquiring the Shares or implementing the Offeror’s plans for the Company as disclosed herein or make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including the Company not having disposed of or acquired any material assets, made any material capital expenditures outside of the ordinary course of business, entered into any related party transaction, waived, released granted, transferred or amended any rights of material value in respect of any of its joint ventures, properties, or authorizations, incurred any material debts (including pursuant to its announced prospective term facility with the BDC), become subject to any proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada), made or become subject to any take-over bid or tender offer, issuer bid, recapitalization, wind-up, business combination or any other similar transaction, issued any securities, declared distributions or dividends, implemented or amended any employee cash or equity compensation plan, adopted or implemented a shareholder rights plan, implemented any changes in its capital structure or taken certain other actions of a similar nature; (h) no litigation or regulatory order that may hamper the carrying out of the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition; (i) no Material Adverse Effect having occurred; (j) the Offeror not becoming aware of the Company having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (k) the

Offeror shareholders approving, as required by the rules of the TSX, the issuance of the Offeror Common Shares to be distributed by the Offeror in connection with the Offer; (l) the Offeror being provided with access to all non-public information regarding the Company that has been made available to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case since June 30, 2020 for the purpose of considering or seeking information to consider an acquisition of, or business combination with, the Company in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render the Offeror unable to make the Offer, to take-up and pay under the Offer or complete any second step transaction; (m) the Offeror not becoming aware of the Company having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; and (n) other customary conditions.

The Offeror expects that it will call a special meeting of Offeror Shareholders to consider and, if deemed advisable, approve an ordinary resolution authorizing the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Time.

The Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Shares unless each of the conditions of the Offer is satisfied or, if permitted, waived by the Offeror at or prior to the Expiry Time.

See Section 4 of the Offer, “Conditions of the Offer” and a detailed summary of the Regulatory Approvals can be found in Section 16 of the Circular, “Regulatory Matters”.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021 or such later or earlier time or times and date or dates to which the Offer may be extended or accelerated by the Offeror from time to time, excluding the 10-day Mandatory Extension Period or any extension(s) thereafter, unless the Offer is withdrawn by the Offeror. See Section 2 of the Offer, “Time for Acceptance” and Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer – Mandatory Extension Period”.

The initial deposit period (as defined herein) under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if the Company issues a deposit period news release (as defined herein) in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if the Company issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”.

Manner of Acceptance

Registered Shareholders (meaning Shareholders that have either a physical certificate representing Shares registered in his, her or its name) may accept the Offer by delivering to the Depositary a properly completed and executed Letter of Transmittal, in the form accompanying the Offer (printed on YELLOW paper), or a manually signed facsimile thereof, properly completed and duly executed in accordance with the instructions set out in the Letter of Transmittal (including a signature guarantee if required), and depositing it along with, if applicable, the certificate(s) representing your Shares and any other required documents, with the Depositary at the office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless the Offer is extended, accelerated or withdrawn by the Offeror, in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

Alternatively, in circumstances where the certificate(s) representing Shares are not immediately available or the certificate(s) or any other required documents cannot be provided to the Depositary by the Expiry Time, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on BLUE paper), or a manually signed facsimile thereof. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders may participate in the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders participating in the Offer through book-entry transfer must make sure such documents are received by the Depositary at or prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in order to tender Shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary. See Section 3 of the Offer, “Manner of Acceptance”.

No fee or commission will be payable by a registered Shareholder who tenders his, her or its Shares to the Offer directly to the Depositary. A broker, nominee or other intermediary through whom a Shareholder holds Shares may charge a fee to tender any such Shares on behalf of such Shareholder. Shareholders should consult such broker, nominee or other intermediary to determine whether any charges will apply.

Take Up and Payment for Deposited Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will immediately take up Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited Shares”, and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. The Offeror will take up and pay for Shares deposited under the Offer during the Mandatory Extension Period and any additional extension period, if applicable, not later than 10 days after such deposit. See Section 6 of the Offer, “Take Up and Payment for Deposited Shares”.

Withdrawal of Deposited Shares

Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder pursuant to the procedures outlined in Section 8 of the Offer, “Right to Withdraw Deposited Shares” in the following circumstances:

(a)	at any time before the deposited Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Shares have not been paid for by the Offeror within three Business Days after the Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Shares have not been taken up by the Offeror at the date of the notice.

Acquisition of Shares Not Deposited Under the Offer

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Shares under the Offer (calculated on a fully-diluted basis), then the Offeror intends to acquire the remainder of the Shares by way of a Compulsory Acquisition, for consideration per Share not less than, and in the same form as, the Offer Consideration.

If the Offeror takes up and pays for an amount of Shares that is less than 90% of the outstanding Shares (calculated on a fully-diluted basis) or if a Compulsory Acquisition is not available to the Offeror or the Offeror elects not to pursue such Compulsory Acquisition, the Offeror intends to acquire the remainder of the Shares by way of a Subsequent Acquisition Transaction, for consideration per Share not less than, and in the same form as, the consideration paid by the Offeror under the Offer.

See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

Regulatory Matters

The Offeror’s obligation to take up and pay for Shares tendered under the Offer is conditional upon the Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated. These approvals include, but are not limited to, the Competition Act Clearance and the Stock Exchange Approval. See Section 16 of the Circular, “Regulatory Matters”.

Certain Canadian Federal Income Tax Considerations

Subject to the qualifications set forth in the Circular, if you are a resident of Canada and hold your Shares as capital property and you sell your Shares pursuant to the Offer, you generally will not realize a capital gain (or capital loss) as a result of an automatic tax-deferred “rollover” pursuant to Section 85.1 of the Tax Act (and the corresponding provisions of any applicable provincial legislation).

If you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Shares pursuant to the Offer, unless your Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The Offeror intends for the Offer, the Subsequent Acquisition Transaction and Compulsory Acquisition, as applicable, to be treated as a reorganization for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder generally will not recognize gain or loss on the exchange of Shares for Offeror Common Shares pursuant to the Offer. The determination of whether the exchange pursuant to the Offer and any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment depends on the resolution of complex issues and facts, and there is no assurance that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

Risk Factors

An investment in the Offeror Common Shares and the acceptance of the Offer are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in the Circular and in the documents incorporated herein by reference. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. See Section 23 of the Circular, “Risk Factors”.

Information Agent and Depositary

The Offeror has retained Kingsdale Advisors to act as information agent and as the depositary for the Offer. As the Information Agent and the Depositary, Kingsdale Advisors may contact Shareholders by mail, telephone, other electronic means or in person and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares. As the Depositary, Kingsdale Advisors: (i) will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the office specified in the Letters of Transmittal, facilitate book-entry only transfers of Shares tendered under the Offer and receive Notices of Guaranteed Delivery; (ii) will be responsible for giving certain notices, if required, and disbursing payment for Shares purchased by the Offeror under the Offer; and (iii) will assist with Shareholder identification and communication in respect of the Offer. As the Information Agent and the Depositary, Kingsdale Advisors will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance may be directed to the Information Agent using the contact information on the back page of the Circular.

See Section 25 of the Circular, “Information Agent and Depositary”.

Unaudited Pro Forma Consolidated Financial Statements

Shareholders should refer to Appendix A to the Circular for the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Offeror for the six month period ended June 30, 2020 and the year ended December 31, 2019, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

THE OFFER

The accompanying Circular is incorporated into and forms part of the Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

September 21, 2020

TO: THE	HOLDERS OF COMMON SHARES OF BONTERRA ENERGY CORP.

1.	THE OFFER

The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares (including any Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time).

Upon acceptance of the Offer, each Shareholder whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, two (2) Offeror Common Shares per Share. The Offeror has submitted an application to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX.

The closing price of the Shares on the TSX on September 18, 2020, the last trading day prior to the commencement of the Offer, was $1.22.

The closing prices of the Offeror Common Shares on the TSX on September 18, 2020, the last trading day prior to the date of the Offer, was $0.57.

In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

The Offer is made only for Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 6 of the Circular, “Treatment of Convertible Securities”.

The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, ‘‘Conditions of the Offer’’.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

Shareholders whose Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Shares under the Offer.

Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance from the date hereof until 5:00 p.m. (Mountain Standard Time) on January 4, 2021 or such later or earlier time or times and date or dates to which the Offer may be extended or accelerated by the Offeror from time to time, unless the Offer is withdrawn by the Offeror. In addition to any Mandatory Extension Period (as described further below), the Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”. The Expiry Time may be subject to multiple extensions.

If the Offeror elects or is required to extend the Expiry Time for the Offer, it will publicly announce the variation, the new expiration time and date no later than 9:00 a.m. (Mountain Standard Time) on the first Business Day after the previously scheduled expiration of the offer and, if required by applicable Law, the Offeror will mail you a copy of the notice of variation. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer – Mandatory Extension Period”.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal

Registered Shareholders (meaning Shareholders that have either a physical certificate representing Shares registered in his, her or its name) may accept the Offer by depositing the following documents with the Depositary at the office specified in the Letter of Transmittal no later than the Expiry Time:

(a)	certificate(s) representing the Shares for which the Offer is accepted (if applicable);

(b)

a properly completed and executed Letter of Transmittal, in the form accompanying the Offer (printed on YELLOW paper), or a manually signed facsimile thereof, properly completed and duly executed in accordance with the instructions set out in the Letter of Transmittal (including a signature guarantee if required); and

(c)	any other documents required by the terms of the Offer or specified in the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted by a registered Shareholder only if the Depositary has actually received these documents at the office specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “- Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “- Acceptance by Book-Entry Transfer”.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in order to tender Shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

No fee or commission will be payable by a registered Shareholder who tenders his, her or its Shares to the Offer directly to the Depositary. A broker, nominee or other intermediary through whom a Shareholder holds Shares may charge a fee to tender any such Shares on behalf of such Shareholder. Shareholders should consult such broker, nominee or other intermediary to determine whether any charges will apply.

Letter of Transmittal Signature Guarantees

No signature guarantee is required in respect of the signature on the Letter of Transmittal if:

(a)

the Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered Shareholder appears on the certificate(s) representing such Shares, and the consideration to be received by such registered Shareholder pursuant to the Offer is to be delivered directly to such registered Shareholder; or

(b)	Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. Additionally, if a certificate representing Shares is registered in the name of a Person other than a signatory of a Letter of Transmittal or if the consideration to be received pursuant to the Offer is to be delivered to a Person other than the registered holder of such Shares, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a registered Shareholder wishes to accept the Offer and either: (1) the certificate(s) representing the Shareholder’s Deposited Shares are not immediately available; or (2) the Shareholder is unable to deliver the certificate(s) for Deposited Shares, the Letter of Transmittal and all other required documents (if any) to the Depositary by the Expiry Time, those Shares may nevertheless be tendered to the Offer provided that all of the following conditions are met:

(a)	such tender is made only at the principal office of the Depositary in Toronto, Ontario, Canada, by or through an Eligible Institution;

(b)

a Notice of Guaranteed Delivery, in the form accompanying the Offer (printed on BLUE paper) (or a manually signed facsimile thereof), properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, Canada, at or before the Expiry Time; and

(c)

the certificate(s) representing the Deposited Shares in proper form for transfer, together with a properly completed and executed Letter of Transmittal (or a manually signed facsimile thereof) with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by such Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Common Shares and all other documents required by the terms of the Offer and the Letter of Transmittal, are received at the Toronto, Ontario, Canada office of the Depositary by 5:00 p.m. (Mountain Standard Time) on or before the second trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by registered mail or transmitted by facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, Canada, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) and other required documents to any office other than the Toronto, Ontario, Canada office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Method of Delivery

The method of delivery of the certificate(s) representing Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the tendering Shareholder. The Offeror recommends that those documents, and certificate(s) for Shares, be delivered by registered mail to the

Depositary, that a receipt with tracking be obtained and that the delivery be properly insured. It is recommended that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time

Delivery will only be effective upon actual receipt of the required documents by the Depositary.

Non-registered Shareholders

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in order to tender Shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Acceptance by Book-Entry Transfer

The Offeror understands that CDS will be issuing instructions to their participants as to the method of depositing Shares under the terms of the Offer.

Certain non-registered Shareholders whose Shares are held in CDS may also accept the Offer, through their respective CDS Participants, by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario, Canada at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution or other entity that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS’ procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS Participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS at or prior to the Expiry Time shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefor such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form, or the issue of Offeror Common Shares in respect of which may, in the opinion of the Offeror’s legal counsel, be unlawful. The Offeror also reserves the absolute right to, in its sole discretion, waive any defect or irregularity in any deposit of Shares. None of the Offeror, the Depositary, the Information Agent or any other Person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in taking up and paying for any Shares or in providing the Offer Consideration to any Person on account of any Shares accepted for take up and payment pursuant to the Offer.

Lost Certificates

If any certificate representing Shares has been lost, stolen or destroy, the registered Shareholder of such Shares should complete a Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will coordinate with the Company’s transfer agent and will advise the Shareholder of the steps that the Shareholder must take to obtain a replacement certificate for his, her or its Shares. Please allow for sufficient time in order to process the replacement and to receive the replacement certificate. The replacement certificate must be received by the Depositary before the Expiry Time.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder irrevocably assigns to the Offeror, and the Offeror shall thereby acquire, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of a Shareholder in and to the Shares identified in the Letter of Transmittal delivered (or deemed to be delivered) to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares, including any and all dividends, distributions, payments, securities, property or other interests, which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them, whether or not separate from the Deposited Shares, on and after the date of this Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Shareholder, then: (a) the Offeror will be entitled to all rights and privileges as the owner of any such Distribution and such Distribution shall be received and held by such Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; or (b) in its sole discretion, the Offeror may, in lieu of such remittance or transfer, reduce the amount of the consideration payable to such Shareholder by deducting from the number of Offeror Common Shares otherwise payable by the Offeror pursuant to the Offer the number of Offeror Common Shares equal to the amount or value of such Distribution, as determined by the Offeror, in its sole discretion.

The declaration or payment of any such Distribution, or the distribution or issuance of any such securities, rights or other interests with respect to the Shares, may have tax consequences not discussed in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors in respect of any such Distribution.

Power of Attorney

The delivery of an executed Letter of Transmittal (including deemed delivery) (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) to the Depositary irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares, each officer of the Offeror and any other Person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and re-substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the holder of the

Deposited Shares (which Deposited Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to the Purchased Securities, in the name and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of the Company;

(b)

for so long as any Purchased Securities are registered or recorded in the name of such Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Shareholder including the right to vote, to execute and to deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment or postponement thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company;

(c)

requisition and call (and receive and execute all forms, proxies, securityholder proposals and other documents and take other steps required to requisition and call) any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof) of Shareholders; and

(d)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and

(e)	to exercise any other rights of a holder of Shares with respect to such Purchased Securities.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Purchased Securities. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Purchased Securities by or on behalf of the depositing Shareholder unless the Purchased Securities are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities taken up and paid for under the Offer at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of Shareholders and not to exercise any or all of the other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The Shareholder accepting the Offer agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Securities. Such Shareholder further agrees to designate in any such instruments of proxy, the Person or Persons specified by the Offeror as the proxyholder of the Shareholder in respect of all or any such Purchased Securities.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal or book-entry transfer to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror or the implementation of the Offeror’s plans as described in Section 8 of the Circular, ‘‘Purpose of the Offer and the Offeror’s Plans for the Company’’. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares; (b) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made, owns the Deposited Shares and has full power and authority to deposit, sell, assign, transfer and deliver the Deposited Shares and any Distributions being tendered to the Offer; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (d) the deposit of the Deposited Shares and Distributions complies with applicable Law; and (e) when the Deposited Shares and Distributions are taken up and paid for by the Offeror in accordance with the terms of the Offer, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”, the Offeror will not take up, purchase or pay for any Shares unless, at or prior to the Expiry Time or such earlier or later time during which Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension(s) thereafter, there shall have been validly deposited under the Offer and not withdrawn that number of Shares that represent more than 50% of the outstanding Shares, excluding any Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror (the “Statutory Minimum Condition”). In the event that the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

In addition, subject to applicable Laws, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Shares tendered to the Offer), and shall not be required to take up, purchase or pay for, any Shares tendered to the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time or such earlier or later time during which Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension(s) thereafter:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn that number of Shares that together with the Shares held by the Offeror at the Expiry Time, represent at least 66 2/3% of the then outstanding Shares (on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)

all Regulatory Approvals (including the Competition Act Clearance and the Stock Exchange Approval) that are, in the Offeror’s sole discretion, necessary or desirable to: (i) complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) issue and list the Offeror Common Shares issued pursuant to the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction on the TSX; (iii) register the Offeror Common Shares under applicable United States Securities Laws; and/or (iv) prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole discretion, and no objection or opposition shall have been filed, initiated or made by any Governmental Entity during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome;

(c)

the Registration Statement shall have become effective under the U.S. Securities Act, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC;

(d)

all requisite third party consents, approvals or waivers of rights that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction (including all consents, approvals or waivers of rights that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction from the lenders under the Company’s revolving credit facility and, as applicable, lenders under the Company’s subordinated notes to private related party investors or any other similar agreement or instrument and from the lenders to the Offeror and the holders of the Offeror’s outstanding senior notes) shall have been obtained on terms satisfactory to the Offeror in its reasonable discretion;

(e)

all Convertible Securities shall have been exercised, be adjustable in accordance with their terms at the sole discretion of the Company Board such that they are exercisable for such number of Offeror Common Shares at a price adjusted for the 2:1 exchange ratio represented by the Offer and otherwise on terms satisfactory to the Offeror, in its sole discretion, or shall have been otherwise dealt with on terms satisfactory to the Offeror, in its sole discretion;

(f)

there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for the Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Shares not acquired under the Offer;

(g)

the Offeror shall have determined, in its sole discretion, that neither the Company nor any other Person has taken or proposed to take any action, disclosed that it intends to take any action, or disclosed any previously undisclosed action taken by them, that could reasonably be expected to prevent, adversely affect or materially delay the Offeror from acquiring the Shares or implementing the Offeror’s plans as described in Section 8 of the Circular, ‘‘Purpose of the Offer and the Offeror’s Plans for the Company”, or make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or to complete a Compulsory Acquisition or any Subsequent Acquisition Transaction, including:

(i)

any sale, disposition, license, lease or pledge of, or other dealing with, any interest in any material assets, including, for greater certainty, by the granting of a royalty interest or sales of future production, other than sales of production in the ordinary course of business consistent with past practice;

(ii)	any acquisition, licence or lease of an interest in material assets or securities other than in the ordinary course of business consistent with past practice;

(iii)	any material capital expenditure by the Company other than in the ordinary course of business consistent with past practice;

(iv)	any related party transaction to which the Company or one of its Subsidiaries is a party;

(v)

any waiver, release, grant, transfer or amendment of any rights of material value under any existing joint ventures or properties, or any other licence, lease, permit, authorization, concession, contract, agreement, instrument or other document;

(vi)

incurring, authorizing, committing to incur or proposing the incurrence of any material debt or of any material hedge or similar obligations, including the making of any loans or advances (including pursuant to the Company’s announced prospective term loan facility with the

BDC), or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vii)	incurring, authorizing, committing to incur or proposing the incurrence of any material hedge or similar obligations outside of the ordinary course of business consistent with past practices;

(viii)	the commencement of proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada) in respect of the Company or any of its Subsidiaries;

(ix)

any take-over bid or tender offer (other than the Offer), issuer bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture, consolidation, business combination, liquidation, dissolution, winding up or similar transaction involving the Company or any of its Subsidiaries;

(x)

any issuance of securities or options or rights to purchase any securities or derivatives tied to the price of any securities or altering any material term of any outstanding security of the Company or any agreement relating thereto, including by implementation of a shareholder rights plan or similar agreement (other than in connection with the exercise of Options existing and outstanding on the date of the Offer in accordance with their terms as publicly disclosed prior to such date and other than to the extent required to be made pursuant to any agreement with any of the Company’s employees, consultants or directors in effect prior to the date of the Offer and provided that such grants are subject to the same terms as Options, as applicable, granted prior to the date of the Offer and are granted in accordance with past practice, including with respect to the timing and magnitude of previous grants of such Options);

(xi)	the declaration or payment of any Distribution on the Shares or any other outstanding securities of the Company (including any debt securities or Convertible Securities);

(xii)

entering into, adopting, amending, varying or modifying any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of the Company or any of its Subsidiaries, or similar rights or other benefits (other than the entering into of employment agreements with new employees who are not directors, officers or family members of directors or officers, if made in the ordinary course of business consistent with past practice);

(xiii)	making, authorizing or permitting any change to the Company’s articles or by-laws; or

(xiv)

any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to the Company, or entering into any agreement or agreement in principle to do any of the foregoing;

(h)

the Offeror shall have determined, in its sole discretion, that (i) no inquiry, act, action, suit, demand, proceeding, objection or opposition shall have been commenced, taken, threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private Person in Canada, the United States or elsewhere, whether or not having the force of Law; (ii) there shall not be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition; and (iii) no Law shall have been proposed, enacted, entered, promulgated, amended or applied (including with respect to the interpretation or administration thereof), in either case:

(A)	seeking to challenge or challenging the validity of the Offer or the Offeror’s ability to maintain the Offer;

(B)

seeking to make illegal, enjoin, prohibit, delay, restrict or impose material limitations or conditions on or make materially more costly: (1) the acquisition by, or sale to, the Offeror of any Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction; (2) the take up or acquisition of Shares by the Offeror; (3) the issuance and delivery of the Offeror Common Shares for Shares taken-up or acquired by the Offeror; (4) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares; (5) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of the Company or its subsidiaries or to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries as a result of the Offer; or (6) the ability of the Offeror and its subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(C)

seeking to obtain from the Offeror or any of its subsidiaries or the Company or any of its Subsidiaries any material damages, fees, levies or penalties directly or indirectly in connection with the Offer or seeking to impose limitations on the conduct of business by the Company or its Subsidiaries, or seeking any other Shares;

(D)

which, if the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Shares) were consummated, could reasonably be expected to have a Material Adverse Effect or to materially and adversely affect the value of the Shares; or

(E)

seeking to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Shares);

(i)

the Offeror shall have determined, in its sole discretion, that: (i) the Company shall not have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that might result in a Material Adverse Effect; and (ii) there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer any change, circumstance, event, development, occurrence, state of facts or effect (or condition, circumstance, event, development or state of facts involving a prospective change or effect) which has or could reasonably be expected to have a Material Adverse Effect;

(j)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with the Securities Regulatory Authorities or a similar securities regulatory authority in the United States or elsewhere, which the Offeror shall have determined, in its sole discretion, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect;

(k)

the Offeror shall have determined, in its sole discretion, that, except as expressly set forth in the Circular, no covenant, term or condition (individually or in the aggregate) exists in any material licence, right, permit, franchise, indenture, instrument or agreement to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or their respective assets are subject, which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could: (i) be impaired or adversely affected, or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately, or after notice or passage of time or both) that could materially reduce the value to it of the Company or the Shares or could reasonably be expected to have a Material Adverse Effect; (ii) result in the creation or the acceleration of any material liability or obligation of the Offeror, the Company or any of their respective Subsidiaries; (iii) result in any default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such licence, right, permit, franchise, indenture, instrument or agreement or any material right or benefit thereunder of the Company; (iv) limit any material right or benefit of the Company under, or reduce the value, in any material respect, of any such licence, right, permit, franchise, indenture, instrument or agreement; or (v) adversely impact or could adversely impact the ability of the Offeror to acquire, redeem or defease any Convertible Securities that have not been converted into, exchanged for or otherwise become Common Shares at the Expiry Time or, to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(l)

the Offeror shall have determined, in its sole discretion, that there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX; (ii) any extraordinary or material adverse change in the financial, banking or capital markets or in major stock exchange indices in Canada or the United States; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States; (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other financial institutions; (v) any material change in currency exchange rates or a suspension or limitation on the markets therefor; (vi) a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(m)

the Offeror shall have obtained the approval of its shareholders (in form and substance satisfactory to the Offeror in its sole discretion), as required by the rules of the TSX, to issue the Offeror Common Shares to be distributed by it in connection with the Offer;

(n)

the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to the Company and its Subsidiaries as has been given, provided or made available by the Company or any of its Subsidiaries at any time on or after June 30, 2020, to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case for the purpose of considering or seeking information to consider a negotiated take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving the Company or any of its Subsidiaries and in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer, to take up and pay for any Deposited Shares or any Shares deposited pursuant to a revised offer or to complete the acquisition of the Shares pursuant to the terms of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; and

(o)

neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with the Company providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with the Company or for the acquisition of securities of the Company or for the commencement of a new offer for the Shares, pursuant to which the Offeror has determined that this Offer will be terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Except as otherwise provided below, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances; and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time by the Offeror.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror, promptly after giving any such notice, will make a public announcement of such waiver or withdrawal and to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, “Notice and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Shares tendered to the Offer and the Depositary will promptly return all documents tendered to the Depositary under the Offer including certificates representing Deposited Shares, Letters of Transmittal and related documents to the parties by whom they were deposited. See Section 7 of the Offer, ‘‘Return of Deposited Shares’’.

Any determination by the Offeror concerning any event or other matter described in the foregoing conditions of this Section 4 will be final and binding upon all parties.

5.	EXTENSION, ACCELERATION AND VARIATION OF THE OFFER

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension, acceleration or variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Shares under the Offer, the Offer will be extended and remain open for the deposit of Shares for not less than 10 days from the date on which Shares are first taken up.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law), to vary the terms of the Offer (including by extending or shortening the period during which Shares may be deposited under the Offer where permitted by applicable Law).

Under applicable Law, the Offeror is required to allow Shares to be deposited under the Offer for an initial deposit period of at least 105 days. The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days from the date of the Offer: (i) if the Company issues a deposit period news release in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if the Company issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In either case, the Offeror currently intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied, including any reduction of the period during which Shares may be deposited under the Offer pursuant to applicable Law, or any extension of the period during which Shares may be deposited under the bid pursuant to applicable Law, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly give written notice of such change to the Depositary at its principal office in Toronto, Ontario, Canada. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders (and holders of Convertible Securities, as applicable) as required by applicable Securities Laws at their respective addresses appearing in the share register of the Company. In addition, the Offeror will provide a copy of such notice to the TSX and the Securities Regulatory Authorities, as applicable. If there is a notice of variation, the period during which Shares may be deposited under the Offer must not expire before 10 days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of variation, and the Offeror must not take up Shares deposited under the Offer before 10 days after the date of the notice of variation. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Offeror Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, Canada. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders (and holders of Convertible Securities, as applicable) as required by applicable Securities Laws at their respective addresses appearing in the share register of the Company. In addition, the Offeror will provide a copy of such notice to the TSX and the Securities Regulatory Authorities, as applicable. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 days after the date of the notice of change, and the Offeror must not take up Common Shares deposited under the Offer before 10 days after the date of the notice of change. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of the Offer, “Right to Withdraw Deposited Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 4 of the Offer, “Conditions of the Offer”.

Notwithstanding the foregoing, but subject to applicable Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Shares may be deposited under the Offer or a variation to increase the consideration for the Shares, after the Offeror becomes obligated to take up Shares deposited under the Offer. If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

Mandatory Extension Period

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or, where permitted, waived by the Offeror such that the Offeror takes up the Shares deposited under the Offer, the Offeror will extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than 10 days following the expiry of the initial deposit period (the “Mandatory Extension Period”). The Offeror will not amend the Offer to shorten or eliminate the Mandatory Extension Period.

A Mandatory Extension Period will constitute an extension of the Offer under applicable Canadian Securities Laws. As such, the Offeror will provide a written notice of extension of the Offer with respect to the implementation of the Mandatory Extension Period, including the period during which the Offer will be open for acceptance, to the Depositary and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notice and Delivery” to all Shareholders that have not had their Shares taken up pursuant to the Offer at the date of the extension. The same form and amount of consideration will be paid to Shareholders depositing Shares during the Mandatory Extension Period as would have been paid prior to the commencement of such period. The Offeror will permit the withdrawal of Shares deposited during the Mandatory Extension Period, at any time prior to the expiration of such Mandatory Extension Period; provided, however, that this right of withdrawal will not apply in respect of Shares which have been taken up and paid for by the Offeror. Subject to the foregoing sentence, the expiration time with respect to a subsequent Offer shall be 5:00 p.m. (Mountain Standard Time) on the last day of the Mandatory Extension Period.

6.	TAKE UP AND PAYMENT FOR DEPOSITED SHARES

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will immediately take up Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited Shares”, and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. The Offeror will take up and pay for Shares deposited under the Offer during the Mandatory Extension Period and any additional extension period, if applicable, not later than 10 days after such deposit. See also Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period” above.

Any Shares tendered to the Offer after the first date on which Shares have been taken up by the Offeror, including Shares deposited under the Offer during the Mandatory Extension Period, will be taken up and paid for not later than 10 days after such tender. See also Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer – Mandatory Extension Period” above.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or, where permitted, waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any Law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its take up and acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario, Canada.

The Offeror will pay for Shares validly tendered to the Offer and not withdrawn by electronically delivering the requisite number of Offeror Common Shares to the Depositary for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Shares, regardless of any delay in making payment for those Shares. No physical certificate(s) for Offeror Common Shares will be issued to Shareholders; rather, a Direct Registration System statement (a “DRS Advice”) will be delivered by the Depositary evidencing the electronic registration of the Offeror Common Shares that will be held in the name of the applicable Shareholders.

The Depositary will act as the agent of the Persons who have tendered Shares in acceptance of the Offer for the purposes of receiving payment under the Offer and transmitting that payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Persons who have properly deposited Shares pursuant to the Offer.

Settlement with each Shareholder who has validly tendered and not validly withdrawn Shares under the Offer will be made upon the Depositary forwarding the DRS Advice(s) for the Offeror Common Shares to which such Shareholder is entitled.

Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the DRS Advice(s) will be issued in the name of the registered Shareholder of the Shares so tendered. The DRS Advice(s) will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the DRS Advice(s) will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of the Company. DRS Advices mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

No Offeror Common Shares will be delivered to any Person who is, or appears to the Offeror or the Depositary to be, a resident of any other foreign country unless such Offeror Common Shares may be lawfully delivered to such foreign country without further action by the Offeror. If the Offeror Common Shares cannot be lawfully delivered to such foreign country without further action, such Offeror Common Shares will be delivered by the Depositary to a broker retained for the purpose of effecting a sale on behalf of residents of such other foreign countries.

Shareholders tendering Shares will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the Depositary. A broker, nominee or other intermediary through whom a Shareholder holds Shares may charge a fee to tender any such Shares on behalf of such Shareholder. Shareholders should consult such broker, nominee or other intermediary to determine whether any charges will apply.

7.	RETURN OF DEPOSITED SHARES

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificate(s) evidencing any unpurchased Shares will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as is practicable following the Expiry Time or the termination or withdrawal of the Offer. Unless otherwise directed in the Letter of Transmittal, certificate(s) representing unpurchased Shares will be forwarded to the address of the registered Shareholder as shown on the securities register maintained by or on behalf of the Company or in the case of Shares deposited by book-entry transfer of such Shares pursuant to the procedures set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, by crediting the depositing holder’s account maintained with CDS in the amount of the unpurchased Shares.

8.	RIGHT TO WITHDRAW DEPOSITED SHARES

Except as otherwise stated in this Section 8 or as otherwise required by applicable Law, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the deposited Shares have been taken up by the Offeror under the Offer;

(b)	if the deposited Shares have not been paid for by the Offeror within three Business Days after the Shares have been taken up by the Offeror under the Offer; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Offeror Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Shares have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy of such notice; (b) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn; (c) specify the number of Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on the share certificate(s) representing each Share to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit for the applicable Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Shareholder exactly as the name of the registered Shareholder appears on the certificate(s) representing Shares) deposited with the Letter of Transmittal or if the Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS.

A withdrawal of Shares tendered to the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in for assistance in withdrawing Shares. Such intermediaries may set deadlines for the withdrawal of Shares deposited under the Offer that are earlier than those specified above.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other Person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Law.

9.	NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid first class mail to the registered Shareholders at their respective addresses appearing in the appropriate registers maintained by the Company in respect of the Shares and will be deemed, unless otherwise specified by applicable Law, to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of mail service in Canada, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by Law, if post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX for dissemination through its facilities; (b) if it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse in Quebec; or (c) it is given to GlobeNewswire, MarketWired or Cision for dissemination through their facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder list of the Company, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Toronto, Ontario, Canada until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 6 of the Offer, “Take Up and Payment for Deposited Shares”, any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the office of the Depositary in Toronto, Ontario, Canada. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 9 of the Offer, “Notice and Delivery”.

11.	CHANGES IN CAPITALIZATION

If, on or after the date of the Offer, the Company should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, issue any Shares, or issue, grant or sell any Convertible Securities, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments to the consideration to be received by Shareholders pursuant to the Offer or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as it deems appropriate to reflect such division, combination, reclassification, consolidation or other change including the type of securities offered to be purchased and the consideration payable therefor. See Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”.

If, on or after the date of the Offer, the Company should declare, make or pay any distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of the Company in respect of Shares accepted for purchase under the Offer, then (and without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”) any such distribution or payment of securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such distribution or payment of securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. See also Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”.

12.	SHARES NOT DEPOSITED UNDER THE OFFER

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition. See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

13.	MARKET PURCHASES

Rule 14e-5 under the U.S. Exchange Act prohibits a person making a tender offer for an equity security and its affiliates (and the Offeror’s dealer-manager, financial advisor and their affiliates) from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof.

Although the Offeror has no present intention to sell Shares taken up under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Shares after the Expiry Time.

For the purposes of this Section 13, the “Offeror” includes the Offeror and any Person acting jointly or in concert with the Offeror.

14.	OTHER TERMS OF THE OFFER

No broker, investment dealer or other Person (including the Depositary and the Information Agent) has been authorized to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, Circular and the Letter of Transmittal and, if any such representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depositary or the Information Agent for the purposes of the Offer.

The Offeror reserves the right to transfer or assign, in whole or in part, from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive prompt payment for Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns in respect thereof to the non-exclusive jurisdiction of the courts of the Province of Alberta.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits of Shares be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including of receipt) of any acceptance of the Offer and any withdrawal of Shares, including the satisfaction or non-satisfaction of any condition, and reserves the right to reject any and all deposits which the Offeror determines not to be in proper form or that may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent, or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

The provisions of the Glossary, the Summary, the Circular (including the documents incorporated by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Securities Laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: September 21, 2020

OBSIDIAN ENERGY LTD.

(signed) “Stephen E. Loukas”
Stephen E. Loukas
Interim President and Chief Executive Officer

CIRCULAR

The Circular is furnished in connection with the accompanying Offer dated September 21, 2020 by the Offeror to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Shares, including those Shares that may become outstanding upon the exercise, conversion or exchange of Convertible Securities. The terms and provisions of the Offer, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Capitalized terms used in the Circular and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

1.	THE OFFEROR

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Alberta. Obsidian Energy is a company based on disciplined, relentless passion for the work it does, and resolute accountability to its shareholders, partners and the communities in which it operates. The Offeror exists under the ABCA and its head and registered office is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Shareholders who receive Offeror Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction will become shareholders of the Offeror. Additional information with respect to the Offeror Common Shares is set forth in Section 9 of the Circular, “Certain Information Concerning the Offeror”.

For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference in Section 22 of the Circular, “Documents Incorporated by Reference”. Further information regarding the Offeror may also be obtained from the Offeror’s filings with the SEC by visiting the SEC’s website at www.sec.gov.

2.	THE COMPANY

Bonterra is an oil and gas company headquartered in Calgary, Alberta. The Company’s assets consist of crude oil and natural gas assets, which are primarily located in the Province of Alberta, Canada. The Company also has minor non-core properties located in the Provinces of Saskatchewan and British Columbia.

Bonterra was formed effective January 1, 2010 when Bonterra Oil & Gas Ltd. wound up Bonterra Energy Income Trust and amalgamated with its wholly owned subsidiary, Bonterra Energy Corp. pursuant to the provisions of the CBCA to continue as one corporation.

The head and principal office of Bonterra is located at: 901, 1015 4th Street S.W., Calgary, Alberta, T2R 1J4.

For further information regarding the Company, refer to the Company’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

3.	BACKGROUND TO THE OFFER

The following is a summary of the material events, discussions and actions leading up to this Offer.

The Offeror and the Company have been engaged in periodic discussions pertaining to a potential friendly business combination transaction since at least December 2018, shortly after Bonterra reduced its dividend by 90% from $0.10/Share/month to $0.01/Share/month.

In mid-December 2018, Obsidian Board member, William Friley, called George Fink, Chairman & Chief Executive Officer of Bonterra, to arrange a meeting to discuss the strategic merits of a combination transaction involving the two companies. Mr. Fink agreed to meet with Mr. Friley, as well as then-Chair of Obsidian Energy, Jay Thornton.

This initial meeting was held on or about December 18, 2018 followed by a meeting in late December 2018 at which Mr. Thornton, Mr. Friley and Mr. Fink discussed the state of the Canadian oil and gas industry generally and the challenges that the respective companies were facing. The concept of combining the two companies was again raised by Mr. Thornton, including the potential for material synergies, the strategic value of creating the “Cardium Champion” and having a combined entity that could more effectively grow and better withstand the commodity price cycles. Mr. Fink was receptive to this proposal and agreed that the two companies should explore the opportunity further after the holidays. The meeting concluded with Mr. Thornton advising Mr. Fink that Obsidian Energy’s then-Chief Executive Officer, David French, would contact Mr. Fink to settle the terms of a confidentiality agreement between Bonterra and Obsidian Energy providing for reciprocal access to each company’s information and to arrange for representatives of Obsidian Energy and Bonterra to coordinate on further analyzing potential synergies.

During the month following this meeting, Mr. French repeatedly attempted to advance matters with Mr. Fink, including on or about January 11, 2019, providing Bonterra with a signed reciprocal confidentiality agreement pursuant to which discussions could be carried out. Mr. French repeatedly sought to arrange for members of the companies’ respective operations teams to meet to develop a pro forma model. Mr. Fink did not engage.

In response to this lack of progress, Mr. Thornton met with Mr. Fink at the Bonterra offices in late January 2019. At this meeting, Mr. Fink reiterated his interest in exploring a potential combination with Obsidian Energy, and attributed the lack of progress to the fact that Bonterra needed to first attend to internal housekeeping matters before formally engaging. Mr. Fink did suggest, however, that members of each of the Obsidian Board and the Bonterra Board should meet to further explore a potential transaction. Mr. Thornton welcomed that suggestion, but advised Mr. Fink that it was critical for the two companies to first enter into a reciprocal confidentiality agreement to allow their respective business teams to share information collaboratively in analyzing the business case. Mr. Fink again appeared receptive to this suggestion and requested that Obsidian Energy provide a confidentiality agreement to Bonterra.

In early February 2019, Mr. French again sent a reciprocal confidentiality agreement to Mr. Fink and such agreement was formally entered into by Obsidian Energy and Bonterra on or about February 14, 2019 (the “February 2019 NDA”). A series of discussions then took place directly between Obsidian Energy’s then-Head of Business Development and his counterpart at Bonterra with the objective of developing a pro forma model reflecting the combined operations. However, little progress was made during these initial discussions as Bonterra expressed reticence to proceed due to concerns about potential layoffs that would be necessary to achieve the cost savings targets. Frustrated with the lack of progress, on February 21, 2019, Mr. French emailed Mr. Fink citing the need to work through potential social issues given the highly compelling financial and operational synergies that would ensue from a combination transaction and offered to meet with Mr. Fink twice a week over a three week period to advance these discussions. Mr. Fink did not respond to this suggestion and the business-level discussions ceased.

On July 19, 2019, Obsidian Energy retained TPH to assist as a financial advisor in connection with a review of strategic alternatives. In this capacity, on or about August 20, 2019, TPH contacted Bonterra to discuss the negotiation and execution of a confidentiality agreement between Bonterra and Obsidian Energy consistent with the confidentiality agreement executed by all other potential counter parties that participated in the Obsidian Energy strategic alternatives process, in order to access confidential information regarding Obsidian Energy, and with the intent of advancing a negotiated transaction between the two companies. These discussions culminated with the Offeror and the Company entering into a non-disclosure agreement on August 30, 2019 (the “August 2019 NDA”), superseding the February 2019 NDA. As a result, Bonterra was provided access to a confidential data room containing information pertaining to Obsidian Energy as well as a management presentation shortly thereafter.

During September and October 2019, Obsidian Energy and TPH analyzed potential combination transactions, including with respect to Bonterra, and Bonterra indicated to TPH that they were likewise undertaking an analysis of a transaction with Obsidian Energy. Bonterra conducted its review of a potential transaction with Obsidian Energy with the benefit of access to confidential data provided by Obsidian Energy pursuant to the August 2019 NDA, while the Obsidian Energy and TPH review of Bonterra was conducted based on publicly available information. Discussions between the firms, facilitated by TPH, covered several topics, including a review of potential synergies. A series of discussions took place from October 20 to November 6, 2019, wherein Bonterra indicated to TPH that Bonterra would not be interested in pursuing a transaction with Obsidian Energy at the then-current time.

On December 2, 2019, Obsidian Energy made several executive officer appointments, including Stephen Loukas as Interim President and CEO, Peter Scott as Senior Vice President and Chief Financial Officer, Gary Sykes as Vice President, Commercial, and Mark Hawkins as Vice President Legal, General Counsel and Corporate Secretary. These appointments, combined with the continued role of Aaron Smith as Senior Vice President, Development & Operations, resulted in a reconstituted Obsidian Energy management team under the direction of the Obsidian Board. The Obsidian Board and its new management team continued to instruct TPH to review and advance transaction alternatives, including with Bonterra.

During January to March 2020, Obsidian Energy was successful in negotiating an extension of maturities to both its bank credit facility and to its senior notes. Additionally, Obsidian Energy successfully renegotiated its lease agreement on its Calgary office space resulting in a significant reduction in annual lease payments and the building landlord agreeing to indemnify Obsidian Energy on all existing subleases. During this period Obsidian Energy continued to closely follow Bonterra’s operations and disclosure, conducting ongoing updates of the combination analysis between the firms. On February 6, 2020, Obsidian Energy disclosed year-end 2019 reserves, including a Proven Plus Probable (“2P”) finding development cost (“F&D”) excluding future development capital (“FDC”) of $7.42/boe. One week later, Bonterra disclosed its year-end 2019 reserves, disclosing a comparable 2P F&D excluding FDC of $12.35/boe, suggesting that Obsidian Energy’s spending efficiency on adding 2P reserves was 40% lower cost than Bonterra’s finding costs. With the expanding impact of the COVID-19 pandemic and the resulting drop in oil prices, Bonterra entirely cut its dividend on March 10, 2020, and one day later certain changes to the Bonterra Board were announced.

In the context of the expanding impact of the COVID-19 pandemic, in late March and early April 2020, Obsidian Energy and its advisors twice attempted to schedule an appointment between Mr. Loukas and Mr. Fink for the purposes of discussing Obsidian Energy’s view that the greater scale and increased potential access to capital that would result from a combination of the two companies would better position each company to weather the severe economic downturn related to the COVID-19 pandemic, relative to continuing as standalone entities. Mr. Fink did not respond to these requests.

On April 13, 2020, TPH held a discussion with Mr. Fink where Bonterra sought an update on Obsidian Energy’s business, and TPH understood that Bonterra may still be open to discussions regarding a potential transaction with Obsidian Energy, subject to certain Bonterra Board discussions being conducted over the following week. This discussion was followed by Obsidian Energy disclosing an operations update on April 23, 2020, and Bonterra providing an operations update on April 30, 2020 wherein both companies announced a series of cost reduction measures including in respect of general and administrative expenses (“G&A”), participation in government support programs, and reduced capital spending. Bonterra also announced a one-month extension to its bank credit facility redetermination to May 29, 2020. Obsidian Energy and Bonterra disclosed their first quarter 2020 financial and operating results on May 6 and May 12, 2020, respectively, and on May 21, 2020 Bonterra disclosed the results of its Annual General Meeting of Shareholders and Voting Results whereby the Bonterra CEO and Chairman received 47.45% of votes cast against his election to the Bonterra Board. During this period, Bonterra received a further one-month bank credit facility extension to June 30, 2020.

On June 15, 2020, Stephen Loukas, in his capacity as a director and Interim President & CEO of Obsidian Energy, informed George Fink via email that the Obsidian Board was prepared to table a formal expression of interest to the Bonterra Board and asked to have a discussion. Mr. Fink promptly responded that they would discuss internally at Bonterra and that he would get back to him later that week. Through the course of their discussions held on June 17, 2020, and in part due to Mr. Fink’s apprehension that any such formal expression of interest would potentially need to be formally disclosed by Bonterra, Messrs. Loukas and Fink agreed instead for Obsidian Energy and Bonterra to update their respective Boards on their discussion and, as the February 2019 NDA had expired, for their respective management teams to commence discussions under a reciprocal confidentiality agreement with the goal of coming to agreed terms on a friendly transaction. Mr. Fink expressed that Bonterra would need some time to prepare a data room and that its immediate attention was focused on the extension of its bank line redetermination date. Additionally, during the call Mr. Fink asked Mr. Loukas who would run the combined entity. Mr. Loukas conveyed that he did not likely have interest in becoming the permanent CEO of the combined entity, but that it would not be appropriate for Mr. Fink to be CEO either. As a result, Mr. Loukas expressed his opinion that the management team should be comprised of “the best of the best” between the two companies.

Mr. Loukas and Mr. Fink had a number of subsequent conversations and email exchanges over the ensuing few weeks and on July 14, 2020 Mr. Loukas provided Mr. Fink a reciprocal confidentiality agreement to be executed between the two companies that specifically released Bonterra from the standstill provision that Bonterra was subject to under the August 2019 NDA that precluded Bonterra from making an offer for Obsidian Energy. As a result, the reciprocal confidentiality agreement provided by Mr. Loukas to Mr. Fink would put Bonterra on a level playing field with Obsidian Energy on all terms. Mr. Loukas and Mr. Fink held a call on July 30, 2020, and a subsequent call on July 31, 2020 that included their respective financial advisors. Mr. Loukas and his financial advisor discussed the strategic and financial merits of a transaction between Obsidian Energy and Bonterra and offered their opinion that the combined entity would be well-positioned to make further accretive acquisitions in the Cardium. Mr. Fink and his financial advisor verbally agreed that a potential transaction “made a lot of sense”. It was also discussed that both the equity and debt capital markets have been sending a clear signal for over two years that they are no longer supportive of small to mid-cap sized upstream energy producers. Additionally, Mr. Loukas and his financial advisor conveyed that Obsidian Energy along with their legal and financial advisors had spent significant time in thinking through how to both optimally structure a transaction between the two companies as well as receive lender approvals. Mr. Loukas further conveyed that upon the execution of a reciprocal non-disclosure agreement, Obsidian Energy was immediately prepared to share their financial and legal analysis with Bonterra but only if there was a bona fide intent on Bonterra’s part to work towards a transaction. The call ended with Bonterra’s financial advisor conveying that he needed to caucus with Mr. Fink and they would promptly get back to Obsidian Energy.

However, despite these positive initial discussions and Obsidian Energy’s consistent efforts to further the engagement between the two companies, Obsidian Energy and Bonterra failed to make any meaningful progress. In part, this was due to Bonterra’s repeated request for Obsidian Energy to sign a “standstill” that would be unduly restrictive given that Obsidian Energy’s Board did not believe that Mr. Fink was truly open to a transaction as Bonterra’s financial advisor indicated that even if they came to terms on a confidentiality agreement, Bonterra would not prioritize pursuing a potential transaction with Obsidian Energy during the month of August 2020 as their immediate attention was on other matters.

Given that Obsidian Energy’s Board had been prepared for the last two months to make a formal expression of interest to the Bonterra Board, as well as the strong likelihood that the Obsidian Board would authorize a formal offer to be made directly to Bonterra’s shareholders should the Bonterra Board not respond to a formal expression of interest, Obsidian Energy was unwilling to execute a confidentiality agreement with a standstill provision.

On August 20, 2020, Bonterra announced a non-binding term sheet with the Business Development Bank of Canada (“BDC”) for a non-revolving four-year, second-lien term facility of “potentially up to $45 MM” and subject to formal approval of BDC as well as Bonterra’s bank lending syndicate. Any proceeds would be used to conduct a debt-funded capital program.

Obsidian Energy continued to evaluate market conditions and evaluate Bonterra including their second quarter 2020 results, its future prospects and estimated value in light of the persistence of the lower crude oil price environment. Upon conclusion of this review, Obsidian Energy re-confirmed its belief that a transaction between Obsidian Energy and Bonterra would be highly beneficial to the shareholders of both companies. In light of Bonterra’s prior refusals to engage in any further discussions with Obsidian Energy with regard to a possible negotiated business transaction, in late August 2020, a determination was made to make a public non-binding proposal to the Bonterra Board.

In his public letter to Mr. Fink and the Bonterra Board dated August 31, 2020 (the “August 31 Letter”), Mr. Loukas reiterated the strategic and financial merits of a proposed combination transaction between Obsidian Energy and Bonterra and he advised the Bonterra Board that Obsidian Energy wished to make a formal non-binding business combination proposal. In the August 31 Letter, Mr. Loukas advised the Bonterra Board that, based on publicly available information, the Obsidian Board would be prepared to offer an exchange ratio of 2.0 Offeror Common Shares per Share, representing total ownership by Shareholders in the combined entity of approximately 48%. The August 31 Letter continued by advising the Bonterra Board that it was Obsidian Energy’s steadfast belief that a negotiated transaction is in the best interests of Obsidian Energy and Bonterra’s respective shareholders and that Obsidian Energy would be willing to consider an increased exchange ratio in the event Bonterra is able to demonstrate additional value. In addition, given Obsidian Energy’s belief in the merits of its Offer, Obsidian Energy even afforded Bonterra the opportunity to use the offer as a mechanism to see if Bonterra could arrive at a better transaction with another party. Mr. Loukas requested a response from the Bonterra Board as soon as possible and in any event on or before Friday, September 4, 2020 and further noted that, absent expeditious engagement by Bonterra, Obsidian Energy was prepared to pursue all options to consummate this transaction.

Following receipt of the August 31 Letter, Bonterra issued a press release on the evening of August 31, 2020 in which it, among other things, acknowledged the August 31 Letter. However, Bonterra failed to engage in any meaningful discussions. Obsidian Energy was initially encouraged by the following quote by Bonterra’s Chairman and Chief Executive Officer in the September 4, 2020 edition of the Calgary Herald, which appeared to suggest a recognition of the merits of a combination between the companies, and a willingness to engage to negotiate terms:

“I [George Fink, Chairman and CEO of Bonterra] am not saying we [Bonterra] don’t want to do a deal, but we don’t want to do a deal that they proposed at this point. It’s too much in favour of their side. There are a lot of positives putting the two entities together, but not the proposal that is in front of us now.”

However, this quote was then followed by an email from Bonterra’s Chairman and Chief Executive Officer to Obsidian Energy’s Chief Executive Officer on the evening of September 4, 2020 that summarily dismissed the possibility of any near-term discussions and which concluded as follows:

“While we [Bonterra] are not proposing holding any further discussions at this juncture, we will contact you directly in the future if there are corporate direction changes by Bonterra in the future.”

As the Bonterra Board has continued to resist engaging with Obsidian Energy, the Obsidian Board approved approaching the Shareholders directly, the making of the Offer and the contents of this Offer and Circular. On September 21, 2020, the Offer was commenced.

4.	REASONS TO ACCEPT THE OFFER

Creates the Cardium Champion with Enhanced Scale and Relevance

•	Meaningful Scale: Top 20 Western Canadian oil producer with approximately 35,000 boe/d of oil-weighted production, more than three times the size of Bonterra as at Q2 2020.

•	Financially Attractive: Greater funds flow per share, lower debt-to-EBITDA, higher free cash flow, and a stronger overall business.

•	Enhanced Business: Ability to accelerate debt repayment through improved free cash flow, and to deploy combined capital spending towards best-return inventory at Willesden Green.

•

Well Positioned For Further Consolidation: The combined entity would be ~2x the size of any other Cardium-focused firm, and would be positioned to be a Cardium consolidator with the ability to pursue further synergies from follow-on transactions.

MAP: Mineral Land Positions of Obsidian Energy (Yellow) and Bonterra (Blue) are Adjacent.

Reduce Risk: Stable Balance Sheet, Debt Reduction, Improved Access to Capital

•

Execute Plan to Address Overleverage: Bonterra is over levered and Shareholders are exposed to the risk that its syndicate banks withdraw their support of the Company. Bonterra’s current business plan proposes to further increase debt compared to the combined entity, which is expected to generate increased cash flow and to accelerate the pay down of outstanding debt. Lower debt improves the stability of the business, and shifts more value to equity owners over time as the combined low-decline, oil-weighted production base is maintained. Bonterra’s proposed Business Development Bank of Canada second-lien term facility is currently non-binding and it is unclear whether the facility will be finalized as contemplated due to the requirement that all of Bonterra’s bank lenders will need to agree to additional duration as well as to extend additional credit under revised intercreditor relationships—there is no certainty that these requirements will be acceptable to Bonterra’s bank lenders.

•

Pay Down Debt vs. Standalone: Bonterra has been in extended month-to-month extensions with its bank credit facility lenders, and has taken numerous actions, including cutting its dividend to zero, in an attempt to stabilize the balance sheet. It is clear that Bonterra’s lenders desire to have its outstanding bank debt reduced. Bonterra’s inability to deliver a path to reducing its debt as a standalone entity stands in sharp contrast to the Offeror’s clear strategy for pay down of the Offeror’s and Bonterra’s respective outstanding debt as a combined entity.

•

Path to Normal / Conforming Debt Metrics: The combined entity is projected by Obsidian Energy to reduce Net Debt-to-LTM-EBITDA to approximately 2x by year-end 2022E using a US$50 WTI/bbl and C$1.95/MMBtu AECO commodity price forecast. This is a significant improvement on the projected Bonterra stand-alone Net Debt-to-LTM-EBITDA, as projected by Obsidian Energy, at >3x.

•

Improved Access to Capital: The improved financial outlook resulting from the combination would afford both companies an enhanced position to extend debt maturities with the support of lenders. Increased size and scale could allow the combined entity to access alternative debt financing to refinance existing first lien debt resulting in a more stable and diversified capital structure that would not be as reliant on and exposed to semi-annual bank redeterminations.

•	Reinstate Dividend After Debt Paydown: An improved financial position after sufficient debt pay down could allow the combined entity to eventually reinstate a dividend to shareholders.

Chart: Outlook for Production, Cash Flow, Capex, Net Debt, Net Debt to LTM EBITDA and FCF for the Combined Entity Based on Obsidian Energy Estimates.

Note:

(1)	Based on Obsidian Energy pro forma development plan and assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

Significant Accretion to Shareholders

•

FFO Per Share Accretion: The combined entity is projected to deliver significantly higher FFO per share than Bonterra as a standalone entity. Specifically, assuming US$50 WTI/bbl and C$1.95/MMBtu AECO commodity prices and based on its projections, Obsidian Energy expects that the combined entity will achieve during 2021E FFO per Share of $3.44 versus $1.94 per Share on a stand-alone basis (a 77% improvement for the combined entity). Including the impact of a potential BDC second-lien term facility, Obsidian Energy projects that Bonterra’s FFO per Share during 2021E would be $2.12 (making the combined entity still a 62% improvement).

•

Significant Projected 2021E Share Price Appreciation: Greater EBITDA, combined with falling debt due to enhanced free cash flow driving accelerated debt repayment, enables greater equity value per share. At US$50 WTI/bbl and C$1.95/MMBtu AECO and a trading multiple consistent with its peers of 4.5x EV/EBITDA, Obsidian Energy projects that the Shares would appreciate by ~375% to ~C$6.40 per Share (~$3.20/share for the Offeror Common Shares).

•

Significant Projected 2022E Share Price Appreciation: Under the same assumptions, and using 2022E projections, the equity value per share would appreciate by over 670% to ~$10.40 per Share (~$5.20/share for the Offeror Common Shares).

•

Cash Tax Savings for Shareholders Beyond 2022: Bonterra has stated its cash tax horizon is ~2022. The combined entity would benefit from Obsidian Energy’s tax pool position, thereby further enhancing the FFO per share profile for Shareholders.

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Quickly Improving Leverage Metrics: Equity valuation is expected to improve due to higher FFO and lower risk as a result of reduced leverage. The combined entity is expected to achieve more than 45% deleveraging on a debt to last 12 month (“LTM”) unhedged EBITDA basis, specifically Bonterra’s standalone 3.7x debt to LTM EBITDA as at June 30, 2020 would be reduced under the combined entity to 2.6x by year-end 2021E and 2.0x by year-end 2022E as projected by Obsidian Energy, assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

These projections are based on certain assumptions. See below in this Section 4 of the Circular, “– Assumptions Underlying Analysis”.

Chart: Improvement from Combined Entity versus Bonterra Standalone or Bonterra Stand Alone Including BDC, as Measured by Production per Debt Adjusted Share, Debt to LTM EBITDA, FFO per Share, Implied Year-end Equity Value per Share at 4.5x EV/EBITDA.

The implied year end equity value per share above assumes a market trading multiple of 4.5x EV/EBITDA, which is consistent with the trading multiples of Obsidian Energy’s and Bonterra’s light oil peers. At a 4.5x EV/EBITDA multiple, and following completion of the Offer, Bonterra’s implied equity value per share would be approximately $6.40 per share by year-end 2021E which presents approximately a 375% premium to the closing price for the Shares on September 4, 2020 of $1.35 per share(1)(2)(3)(4). Similarly, at a 4.5x EV/EBITDA multiple, Bonterra’s implied equity value per share would be approximately $10.40 per share by year-end 2022E which represents over approximately a 670% premium to Bonterra’s closing share price on September 4, 2020 of $1.35 per share.(1)(2)(3)(4)

Notes:

(1)	Projections are based on US$50 WTI/bbl and C$1.95/MMBtu AECO price deck.
(2)	Production per Debt adjusted share based on the year over year change in Net Debt adjusted at the combined entity equity value per share at 4.5x EV/EBITDA.
(3)	Assumes exchange ratio of 2.0x Offeror Common Shares per Share.
(4)	Combined entity assumes unsecured liability claims arising from Obsidian Energy obligations.

Assumptions Underlying Analysis

FFO Per Share Accretion:

•	Combined entity FFO based on combined entity forecast inclusive of synergies realized.
•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.
•	Assumes two (2) Offeror Common Shares are issued per each Share tendered pursuant to the Offer.
•	Combined entity per share metrics based on 140 million pro forma Offeror Common Shares outstanding.
•	Combined entity per share metrics net to the Company assume that each Share is exchanged for two (2) Offeror Common Shares.

Significant Projected 2021E Share Appreciation:

•	Share price appreciation to Bonterra calculated relative to the Share price of $1.35 per share on September 4, 2020.
•

Projected 2021 Share price calculated as combined entity 2021E EBITDA (inclusive of synergies) multiplied by 4.5 less projected year-end 2021E Net Debt and divided by pro forma Offeror Common Shares outstanding.

•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.
•	Assumes two (2) Offeror Common Shares are issued per each Share tendered pursuant to the Offer.
•	Combined entity per share metrics based on 140 million pro forma Offeror Common Shares outstanding.
•	Combined entity per share metrics net to the Company assume that each Share is exchanged for two (2) Offeror Common Shares.

Significant Projected 2022E Share Appreciation:

•	Share price appreciation to Bonterra calculated relative to the Share price of $1.35 per share on September 4, 2020.
•

Projected 2022 Share price calculated as combined entity 2022E EBITDA (inclusive of synergies) multiplied by 4.5 less projected year-end 2022E Net Debt and divided by pro forma Offeror Common Shares outstanding.

•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.
•	Assumes two (2) Offeror Common Shares are issued per each Share tendered pursuant to the Offer.
•	Combined entity per share metrics based on 140 million pro forma Offeror Common Shares outstanding.
•	Combined entity per share metrics net to the Company assume that each Share is exchanged for two (2) Offeror Common Shares.

Tax Savings for Bonterra Shareholders Beyond 2022:

•	Tax horizon as stated in Bonterra’s May 2020 corporate presentation.

Quickly Improving Leverage Metrics:

•	Percent deleveraging refers to the percentage change of the debt to LTM unhedged EBITDA metric.
•	Improvement in leverage metrics driven by reduction in total debt over forecast period and increase in EBITDA over forecast period.

•	Combined entity projected financial performance inclusive of all cumulative synergies.
•	Assumes commodity pricing of US$50 WTI/bbl, C$1.95/MMBtu AECO, US$6.00/bbl MSW differential to WTI in 2021 and US$5.00/bbl MSW differential to WTI in 2022, and a 1.30x C$/US$ foreign exchange rate.

Maintain Operating Strengths: Low Decline and High Netback Light Oil

•

Low Decline: The combined entity’s high quality asset base has a low decline rate, providing more stable production levels and lower capital requirements to maintain current production levels. The combined entity’s base production and proved developed producing (“PDP”) reserves have a decline of ~18%, which is below most oil producing peers.

•	High Netbacks: With strong projected profitability at the field level, netbacks of the combined entity are projected to be strong at $23/boe in 2022E (based on US$50 WTI/bbl and C$1.95/MMBtu AECO).

•

Track Record of Success in Lowering Costs: Obsidian Energy has reduced total cash costs (comprised of net G&A, operating costs and transportation costs) from $19.52/boe in 2018 to $13.76/boe in the first six months of 2020. Obsidian’s total cash cost structure per unit of production is now lower than Bonterra. Importantly, Obsidian Energy views the break-even price for the combined entity to be below US$40/bbl WTI (assuming US$4.00/bbl Edmonton Par differentials, C$2.04/MMBtu AECO and 1.36x C$/US$ foreign exchange rate), which is superior to Bonterra’s standalone break-even, estimated at US$42.00/bbl WTI under the same assumptions.

Chart: Break-even US$ WTI Oil Price for Stand Alone Companies and Combined Entity

Note: Breakeven WTI price defined as US$ WTI/bbl price required to fund sustaining capital to maintain flat production within operating cash flow. WTI/bbl breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS differentials, US$1.00/MMBtu AECO differentials and 1.36x C$/US$ foreign exchange rate.

Meaningful Synergies Drive Equity Appreciation

•

First Year Synergies of ~$50 MM: The combined entity is expected to benefit from synergies of ~$50 MM after the first year (based on US$50 WTI/bbl and C$1.95/MMBtu AECO) including lower G&A and operating costs, improved capital efficiency from program scale as well as devoting capital to projects expected to yield the highest returns, alignment on decommissioning liability strategy, and lower interest/financing costs over time. These synergies are very meaningful insofar as they are equivalent to or larger than Bonterra’s current market capitalization.

•

Multi-Year Synergy Benefit: The combined entity is expected to have up to $100 million greater free cash flow over the first three years versus the standalone entities (based on US$50 WTI/bbl and C$1.95/ MMBtu AECO).

•

Benefit from Optimized Capital Program: Obsidian Energy views the best return inventory of the combined entity to be in the Willesden Green area, where Obsidian Energy has meaningfully more drilling locations than Bonterra. Consistent with Obsidian Energy’s existing operation and the demonstrated success on capital efficiency and cost reductions, the capital program for the combined entity would prioritize capital to Willesden Green, and moderate capital to Pembina, with the intent of using the combined Pembina Cardium cash flow to pay down debt.

•

Attractive Go-Forward Business for Stakeholders: Obsidian Energy seeks to deliver more than $300 million of cumulative free cash flow from the combined entity through 2024 based on US$50 WTI/bbl and C$1.95/MMBtu AECO. This is projected to result in a reduction to debt by over $300 million and a total debt to LTM EBITDA of approximately 1.2x by year-end 2024. Shareholders of each of Bonterra and Obsidian Energy will benefit from this deleveraging process.

•

Tax Advantaged Structuring: The Offer is being designed to allow Canadian and U.S. Shareholders to defer recognition of capital gains and losses. For Canadian tax purposes, Canadian resident Shareholders who hold their Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the disposition of their Shares. For U.S. tax purposes, the Offer is also intended to provide U.S. Holders with an automatic rollover to defer recognition of capital gains or losses from disposal of their Shares. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”

Chart: Summary of Synergies Available in 2021E and 2021-2023E by Source, per Obsidian Energy.

Note: Based on Obsidian Energy pro forma development plan and assuming US$50 WTI/bbl and C$1.95/MMBtu AECO.

5.	ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

6.	TREATMENT OF CONVERTIBLE SECURITIES

The Offer is made only for Shares and is not made for any Convertible Securities (including Options). Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”. Other than the Options, it is the Offeror’s understanding that there are no outstanding Convertible Securities. If any holder of Options does not exercise, convert, exchange or settle his, her or its Options, as the case may be, and deposit any resulting Shares under the Offer prior to the Expiry Time, such Options, as the case may be, may be replaced with similar convertible securities of the Offeror or may expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions.

The tax consequences to holders of Convertible Securities of exercising such Convertible Securities are not described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities are urged to consult their tax advisors regarding the potential tax consequences to them in connection with the decision whether to exercise such Convertible Securities.

7.	FRACTIONAL SHARES

In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

8.	PURPOSE OF THE OFFER AND PLANS FOR THE COMPANY

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition, as described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

If for some reason the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction as outlined above, the Offeror will evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Any additional purchases of Shares could, subject to applicable Laws, be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash or securities or other consideration. Alternatively, the Offeror may decide not to pursue completion of the privatization of the Company and sell or otherwise dispose of any or all Shares acquired pursuant to the Offer. These transactions may be completed on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Shares under the Offer.

Plans for the Company Following the Successful Completion of the Offer

If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the Company Board to allow nominees of the Offeror to be appointed to the Company Board and to represent at least a majority of the Company Board. In addition to the geographical asset fit, the Offeror believes there is strong cultural and professional compatibility between the Company’s and the Offeror’s respective employees and it is the Offeror’s intention to integrate both teams following its acquisition of the Company. The Offeror is considering how best to combine the operations of the Offeror and the Company following the successful completion of the Offer, however, as the Offeror has so far had an opportunity to review only the Company’s public disclosure filed with Securities Regulatory Authorities, the Offeror has not developed any specific proposals with respect to the Company or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Shares pursuant to the Offer.

Following the successful completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause the Company to apply to the TSX to delist the Shares from trading.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under the applicable Securities Laws of each province and territory of Canada in which it has such status.

See Section 12 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”.

9.	CERTAIN INFORMATION CONCERNING THE OFFEROR

Authorized and Outstanding Share Capital

The authorized share capital of Obsidian Energy consists of an unlimited number of Offeror Common Shares without nominal or par value and 90,000,000 preferred shares without nominal or par value.

As at September 18, 2020, there were 73,506,743 Offeror Common Shares and no preferred shares issued and outstanding. To the knowledge of the Offeror Board and executive officers of the Offeror, no Person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of the Offeror.

The holders of Offeror Common Share are entitled to notice of, to attend and to one vote per Offeror Common Share held at any meeting of the shareholders of Obsidian Energy (other than meetings of a class or series of shares of Obsidian Energy other than the Offeror Common Shares). The holders of Offeror Common Shares are entitled to receive dividends as and when declared by the Offeror Board on the Offeror Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Obsidian Energy ranking in priority to the Offeror Common Shares in respect of dividends. The holders of Offeror Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Obsidian Energy, whether voluntary or involuntary, or any other distribution of the assets of Obsidian Energy among the holders of Offeror Common Shares for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Obsidian Energy ranking in priority to the Offeror Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of Obsidian Energy ranking equally with the Offeror Common Shares in respect of return of capital on dissolution, in such assets of Obsidian Energy as are available for distribution.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Offeror based on its unaudited consolidated financial statements as at June 30, 2020: (a) on an actual basis; and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Shares under the Offer. The financial information set out below should be read in conjunction with the Offeror’s unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2020 which are incorporated by reference herein as well as the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Offeror for the six month period ended June 30, 2020, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to the Offeror’s share and loan capital since June 30, 2020.

	June 30, 2020
	Actual	As adjusted
	(unaudited) (in $ millions)
Short-term debt	—	18
Current portion of long-term debt	—	278
Long-term debt	485	485
Total debt	485	781

	June 30, 2020
Share capital	2,187	2,225
Other reserves	103	103
Accumulated other comprehensive income	—	(1)
Deficit	(1,965)	(1,979)
Total shareholders’ equity	325	348
Capitalization	810	1,129

Price Range and Trading Volume

The Offeror Common Shares are listed and traded under the symbol “OBE” on the TSX and traded on the OTCQX under the symbol “OBELF”. Prior to April 1, 2020, the Offeror Common Shares were listed and traded under the symbol “OBE.BC” on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices in (based on intra-day prices) U.S. dollars and trading volumes of the Offeror Common Shares on the OTCQX (for the periods beginning April 1, 2020 and later) and on the New York Stock Exchange (for the periods prior to April 1, 2020), as reported by FactSet.

	Price Range
Period	High (US$)	Low (US$)	Volume
September 2019	1.19	0.83	4,612,875
October 2019	0.85	0.59	4,031,103
November 2019	0.68	0.43	3,354,465
December 2019	0.87	0.44	6,550,928
January 2020	0.95	0.66	4,025,053
February 2020	0.74	0.45	1,986,670
March 2020	0.56	0.15	11,457,263
April 2020	0.23	0.13	3,341,329
May 2020	0.55	0.19	3,084,407
June 2020	0.52	0.30	3,928,286
July 2020	0.68	0.37	5,375,210
August 2020	0.49	0.36	3,694,654
September 1 to 18, 2020	0.49	0.39	1,544,494

The following table sets forth, for the periods indicated, the high and low trading prices (based on intra-day prices) in Canadian dollars and trading volumes of the Offeror Common Shares on the TSX, as reported by FactSet.

	Price Range
Period	High ($)	Low ($)	Volume
September 2019	1.57	1.10	1,789,374
October 2019	1.12	0.77	1,619,723
November 2019	0.91	0.51	1,508,538
December 2019	1.14	0.58	2,320,669
January 2020	1.26	0.88	2,198,982
February 2020	0.98	0.60	1,382,456
March 2020	0.82	0.22	3,447,719
April 2020	0.30	0.20	2,701,386
May 2020	0.77	0.27	3,089,983
June 2020	0.69	0.40	3,327,513
July 2020	0.90	0.51	2,835,678
August 2020	0.65	0.49	1,584,155
September 1 to 18, 2020	0.64	0.53	446,675

The closing prices of the Offeror Common Shares on the TSX and the OTCQX on September 18, 2020, the last trading day prior to the date of the Offer, was $0.57 and US$0.43, respectively.

Prior Sales

The following table summarizes the issuances of Offeror Common Shares and securities convertible into Offeror Common Shares in the 12 month period prior to the date hereof. Other than as summarized in the below table, the Offeror has not issued any Offeror Common Shares or securities convertible into Offeror Common Shares in the above-mentioned period of time:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security ($)
October 11, 2019	Offeror Common Shares(1)	8,025	1.00	(2)
October 15, 2019	Offeror Common Shares(1)	2,561	0.92	(2)
November 14, 2019	Offeror Common Shares(1)	1,383	0.84	(2)
January 14, 2020	Offeror Common Shares(1)	6,898	1.04	(2)
January 29, 2020	Offeror Common Shares(1)	3,935	1.13	(2)
July 14, 2020	Offeror Common Shares(1)	477,970	0.57	(2)
July 14, 2020	Offeror Common Shares(1)	2,581	0.55	(2)
August 19, 2020	Offeror Common Shares(1)	522	0.58	(2)
September 15, 2020	Offeror Common Shares(1)	3,349	0.57	(2)
August 10, 2020	Offeror Options	917,490	0.56
July 10, 2020	Offeror PSUs	376,310	0.55	(3)
July 10, 2020	Offeror RSUs	1,818,840	0.55	(4)

Notes:

(1)	Offeror Common Shares issued upon the vesting and settlement of Offeror RSUs.
(2)	Represents the volume weighted average trading price of the Offeror Common Shares on the TSX for the five days preceding the vesting date of the Offeror RSUs.
(3)

Represents the grant date fair value of the Offeror PSUs assuming a relative performance factor of an Offeror PSU under the restricted and performance share unit plan of 1.0 and based on the volume weighted average trading price of the Offeror Common Shares on the TSX for the five days preceding the date of grant.

(4)	Represents the grant date fair value of the Offeror RSUs based on the volume weighted average trading price of the Offeror Common Shares on the TSX for the five days preceding the date of grant.

10.	TRADING IN SHARES TO BE ACQUIRED

The Shares are listed and posted for trading on the TSX under the symbol “BNE”.

The following table sets forth, for the periods indicated, the high and low trading prices (based on intra-day prices) in Canadian dollars and the trading volume of the Shares on the TSX, as reported by FactSet.

	Price Range
Period	High ($)	Low ($)	Volume
September 2019	5.30	4.01	1,903,971
October 2019	4.15	3.14	1,582,367
November 2019	3.90	2.86	2,344,677
December 2019	4.24	2.98	2,408,660
January 2020	4.65	3.30	2,670,853
February 2020	3.50	2.11	1,938,853
March 2020	2.56	0.64	4,795,757
April 2020	1.84	0.99	3,398,565
May 2020	1.38	0.98	2,122,647
June 2020	2.18	1.25	1,911,888
July 2020	1.89	1.27	1,027,157
August 2020	1.63	1.43	717,927
September 1 to 18, 2020	1.58	1.11	613,328

The closing price of the Shares on the TSX on September 18, 2020, the last trading day prior to the date of the Offer, was $1.22.

11.	BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

Neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry: (a) any associate or affiliate of an insider of the Offeror; (b) any insider of the Offeror (other than a director or officer of the Offeror); or (c) any Person or company acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of the Company.

Trading in the Company Securities

After reasonable enquiry, during the six month period preceding September 18, 2020, no securities of the Company have been purchased or sold by the Offeror or any director or officer of the Offeror, or, to the knowledge of the directors and officers of the Offeror after reasonable enquiry: (a) any associate or affiliate of an insider of the Offeror; (b) any insider of the Offeror (other than a director or officer of the Offeror); or (c) any Person or company acting jointly or in concert with the Offeror.

12.	EFFECT OF THE OFFER ON THE MARKET FOR SHARES, LISTING AND PUBLIC DISCLOSURE BY THE COMPANY

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition. In such event, if permitted by applicable Law, the Offeror intends to cause the Company to apply to delist the Shares from the TSX and there will no longer be a trading market for the Shares.

Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders and would likely adversely affect the liquidity and market value of the remaining Shares held by the public. The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Shares from the TSX. Depending on the number of Shares purchased by the Offeror under the Offer or otherwise, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under applicable Securities Laws of each province and territory of Canada in which it has such status.

The Shares are not currently registered under the Exchange Act or listed or quoted on a stock exchange in the United States.

13.	COMPARISON OF SHAREHOLDER RIGHTS

If the Offer is consummated, Shareholders will receive Offeror Common Shares. As Obsidian Energy is a corporation existing under the provincial laws of Alberta, the rights of Offeror Shareholders are governed by the ABCA. The rights of Shareholders are currently governed by the CBCA. Although the rights and privileges of shareholders under the ABCA and CBCA are in many instances comparable, there are certain differences. The following is a summary of certain similarities and differences between the ABCA and CBCA on matters pertaining to Shareholder rights. This summary is not exhaustive and is of a general nature only and is not intended to be, and should not be construed to be, legal advice to Shareholders. Accordingly, Shareholders should consult their own legal advisors with respect to information regarding the similarities and differences between the ABCA and CBCA.

Board of Directors

Under the CBCA, at least one-quarter of a corporation’s directors must be resident Canadians; however, there is no similar requirement for committees of directors. Under the ABCA, at least one-quarter of a corporation’s directors, and at least one-quarter of the members of any committee of directors, must be resident Canadians.

Place of Meetings

The CBCA provides that a meeting of shareholders may be held outside Canada if the place is specified in the articles or where all the shareholders entitled to vote at such a meeting so agree. The ABCA provides that a meeting may be held outside Alberta where the articles so provide or where all shareholders entitled to vote at such a meeting so agree.

Financial Assistance

The ABCA requires disclosure of financial assistance given by a corporation to:

•	shareholders or directors of the corporation or its affiliates, any of their associates; and

•	to any person for the purpose of or in connection with the purchase of shares of the corporation or an affiliated corporation.

The CBCA has no such requirement.

Shareholder Proposals

Both the ABCA and the CBCA provide for shareholder proposals. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at an annual meeting may submit a proposal. To be eligible, the registered or beneficial shareholder must either:

•	have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000; or

•	have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Under the ABCA, a registered holder of shares entitled to vote at an annual meeting of shareholders, or a beneficial owner of shares, may submit a proposal. To be eligible to make a proposal a person must:

•	be a registered holder or beneficial owner of at least one percent (1%) of all issued voting shares of the corporation for at least six months with a fair market value of a least $2,000;

•	have the support of other registered holders or beneficial owners of shares of at least five percent (5%) of the issued voting shares of the corporation;

•	provide to the corporation his or her name and address and the names and addresses of those registered holders or beneficial owners of shares who support the proposal; and

•	continue to hold or own the prescribed number of shares up to and including the day of the meeting at which the proposal is to be made.

Record Date for Voting

The ABCA permits a transferee of common shares after the record date for a shareholder meeting, not later than ten days before the shareholder meeting, to establish a right to vote at the meeting by providing evidence of ownership of common shares and demanding that the transferee’s name be placed on the voting list in place of the transferor. The CBCA does not have an equivalent provision.

Rights of Dissent

Under both the ABCA and the CBCA, shareholders have substantially the same rights of dissent if a corporation resolves to effect certain fundamental changes. Under the CBCA, the corporation must, within ten days of the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the corporation or, if such notice was not received, within 20 days after learning that the resolution has been adopted, shall send the corporation notice of his demand for payment of the fair value of his shares, the number and class of shares in respect of which the shareholder dissents and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the corporation, or its transfer agent, his share certificates. No more than seven days after the later of the day on which the resolution is effective and the day the corporation receives notice from the dissenting shareholder, the corporation must send to the dissenting shareholder an offer to pay. The corporation or the dissenting shareholder may apply to the court to fix a fair value for the shares of the dissenting shareholder.

Under the ABCA, a dissenting shareholder may send a corporation a written objection to a resolution affecting a fundamental change at or before any meeting of shareholders at which the resolution is to be voted on. Once the resolution is adopted the dissenting shareholder may make application to the court to fix the fair value of his shares. If an application is made to the court, unless the court otherwise orders, the corporation must send an offer to pay to each dissenting shareholder an amount considered by the directors to be the fair value of the shares. Unless the court otherwise orders, the dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares. The dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares.

Sale of Property

Under both the ABCA and the CBCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders. The holder of shares of a class or series of shares of a corporation are entitled to vote separately as a class or series in respect of such a sale, lease or exchange if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Articles of the Corporation

Under both the ABCA and the CBCA, certain fundamental changes to the articles of a corporation, such as an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the corporation.

Oppression Remedies

Under the ABCA and the CBCA, a registered or beneficial shareholder, former registered or beneficial shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of where:

•	any act or omission of a corporation or its affiliates effects a result;

•	the business or affairs of a corporation or any of its affiliates are or have been carried on or conducted in a manner; or

•	the powers of a corporation or any of its affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer.

Shareholders’ Derivative Action

Under the ABCA and the CBCA, a registered or beneficial shareholder, former registered or beneficial shareholder, director, former director, officer or former officer of a corporation or its affiliates who, in the discretion of the court, is a proper person to do so, may apply for the court’s leave to:

•	bring a derivative action in the name and on behalf of a corporation or any of its subsidiaries; or

•

intervene in the action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of a corporation or the subsidiary.

Dissident Proxy Solicitation

Under both the ABCA and the CBCA, in the case of a solicitation by or on behalf of management of a corporation, a person is not entitled to solicit proxies unless a management proxy circular in prescribed form is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited. Similarly, a person (other than management or on behalf of management) (a “dissident”) is not entitled to solicit proxies unless a dissident’s proxy circular in prescribed form and stating the purposes of the solicitation is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited. However, under the CBCA, a dissident may solicit proxies without making available a dissident’s proxy circular if the total number of shareholders whose proxies are solicited is 15 or fewer or, subject to certain requirements, by public broadcast. In contrast, under the ABCA, absent exemptive relief from the Alberta Securities Commission, a dissident is only entitled to solicit proxies without making available a dissident’s proxy circular if the total number of shareholders of the corporation entitled to vote at shareholder meetings is 15 or fewer.

Disclosure Relating to Diversity

Under the CBCA, at each annual meeting of the shareholders, the directors of a distributing corporation must place before the shareholders certain prescribed information respecting the diversity among:

•	the directors;

•	the chair and vice-chair of the board of directors;

•	the president of the corporation;

•	the chief executive officer and chief financial officer;

•	the vice-president in charge of a principal business unit, division or function; and

•	individuals who perform policy-making functions in respect of the corporation.

The ABCA has no such requirement.

14.	COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY

Except pursuant to the Offer, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry: (a) any associate or affiliate of an insider of the Offeror; (b) any insider of the Offeror (other than a director or officer of the Offeror); or (c) any Person or company acting jointly or in concert with the Offeror, has made any agreement, commitment or understanding to acquire securities of the Company.

15.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of the Company and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any security holder of the Company with respect to the Offer.

16.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Shares tendered under the Offer is conditional upon, among other things, all Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated.

Competition Act Clearance

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act

(a “Notification”) to the Commissioner and the applicable waiting period has expired or been terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within 10 days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act (a “No-Action Letter”). In such case, the Commissioner will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed.

Alternatively, or in addition to filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”) or, in the alternative, for a No-Action Letter. Upon the issuance of an ARC or a No-Action Letter (provided, in the case of a No-Action Letter), the Commissioner waives the requirement for a Notification if one has not been submitted), the parties to a transaction are legally entitled to complete their transaction.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that: (a) the merger was completed within one year from when the ARC was issued; and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The completion of the Offer is a Notifiable Transaction and also constitutes a “merger” for the purposes of the Competition Act.

The Offeror will make appropriate filings under the Competition Act with the Commissioner. The Offeror does not intend to take up or pay for Shares deposited pursuant to the Offer unless either (a) it has received an ARC or (b) the statutory waiting period has expired or been terminated early, or the obligation to submit a Notification has been waived, and in any case the Commissioner shall have provided a written No-Action Letter to the Offeror without any condition or on conditions that are acceptable to the Offeror, in its sole discretion, which No-Action Letter shall not have been rescinded or amended, unless the Offeror elects to waive such requirement.

Securities Regulatory Matters

The distribution of the Offeror Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction is or will be, as applicable, made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian Securities Laws. While the resale of Offeror Common Shares issued under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction is subject to restrictions under the Securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

A Registration Statement on Form F-4 has been filed with the SEC registering the Offeror Common Shares offered to Shareholders pursuant to the Offer under the U.S. Securities Act. Such Offeror Common Shares will not be subject to resale restrictions under the U.S. Securities Act, except for Offeror Common Shares issued to any Shareholders who may be deemed “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of the Offeror. Offeror Common Shares acquired by “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Offeror may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. Shareholders who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with the Offeror, including the executive officers, directors and significant shareholders of the Offeror.

Stock Exchange Listing Requirements

The Offeror has submitted an application to the TSX to list the Offeror Common Shares that will be issued to Shareholders in connection with the Offer. Listing will be subject to the Offeror’s fulfillment of all of the applicable listing requirements of the TSX.

Under the rules of the TSX, the Offeror will require the approval of its shareholders to issue the Offeror Common Shares to be distributed by it in connection with the Offer. The Offeror expects that it will call a special meeting of Offeror Shareholders to consider and, if deemed advisable, approve an ordinary resolution authorizing the issuance of the Offeror Common Shares in connection with the Offer prior to the Expiry Time.

17.	ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Shares under the Offer (calculated on a fully-diluted basis), then the Offeror intends to acquire the remainder of the Shares by way of a compulsory acquisition pursuant to Part 17 of the CBCA (a “Compulsory Acquisition”) for consideration per Share not less than, and in the same form as, the Offer Consideration.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to the Company the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with subsection 206(5) of the CBCA, within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificate(s) representing the Shares held by such Dissenting Offeree to the Company and must elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror’s Notice. A Dissenting Offeree who does not, within 20 days after the Dissenting Offeree received the Offeror’s Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from the Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Shares of such Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to the Company referred to above, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms that the Offeror acquired Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be less or more than the amount paid pursuant to the Offer.

If all of the requirements of Part 17 of the CBCA are first fulfilled after the Expiry Time or within 120 days after the date of the Offer, whichever is earlier, the Offeror may apply to a court having jurisdiction for an extension of such period pursuant to subsection 206(18) of the CBCA.

The foregoing is a summary only of the statutory right of Compulsory Acquisition that may become available to the Offeror and the dissent rights that may be available to a Dissenting Offeree, and is qualified in its entirety by the provisions of Part 17 of the CBCA. The provisions of Part 17 of the CBCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the CBCA should consult their legal advisors.

The tax consequences to a Shareholder of a Compulsory Acquisition may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for an amount of Shares that is less than 90% of the outstanding Shares (calculated on a fully-diluted basis) or if a Compulsory Acquisition is not available to the Offeror or the Offeror elects not to pursue such Compulsory Acquisition, the Offeror intends to acquire the remainder of the Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Offeror) involving the Company and the Offeror or an affiliate of the Offeror (a “Subsequent Acquisition Transaction”) for consideration per Share not less than, and in the same form as, the consideration paid by the Offeror under the Offer.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Shares would be a “business combination” under MI 61- 101 unless it comes within an exception in any of paragraphs (a) to (i) of the definition of “business combination” in MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or the Subsequent Acquisition Transaction would be a “business combination” except that it comes within an exception in any of paragraphs (a) to (i) of the definition of “business combination” in MI 61-101, the “related party transaction” provisions therein would not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and to provide the holders of the affected securities with a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting the Company and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101 in respect of any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided in the Circular). The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Time. Accordingly, the Offeror expects that this exemption will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the CBCA and the Company’s constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities.

In relation to any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all holders of Shares other than: (a) the Offeror (other than in respect of Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, any affiliate or insider of the Offeror or any of their directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Shares acquired under the Offer as “minority” Shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not: (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Shares. The Offeror currently intends that the consideration offered for Shares under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any “minority” approval required in connection with any such transaction. See Section 11 of the Circular, “Beneficial Ownership of and Trading in Securities”.

Any such Subsequent Acquisition Transaction may also result in registered Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to registered Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, will necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of the Company, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Law, including a Subsequent Acquisition Transaction on terms not described in this Circular. See “- Other Alternatives”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Other Alternatives

If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to, or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer. See Section 13 of the Offer, “Market Purchases”.

18.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Offeror, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations in respect of a Shareholder who disposes of Shares to the Offeror pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”. This summary is generally applicable to a beneficial owner of Shares who, at all relevant times, for purposes of the Tax Act, holds Shares and will hold any Offeror Common Shares acquired pursuant to the Offer as capital property, deals at arm’s length with the Company and the Offeror, and is not affiliated with the Company or the Offeror (a “Holder”). Generally, Shares and Offeror Common Shares will be considered capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Shareholders who acquired Shares pursuant to employee compensation plans. In addition, this summary does not apply to a Holder (i) that is a “financial institution” for purposes of certain rules (referred to as the mark-to-market rules applicable to securities held by financial institutions), (ii) an interest in which is a “tax shelter investment”, (iii) that is a “specified financial institution”, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that has entered, or will enter, into, with respect to Shares or Offeror Common Shares, as the case may be, a “derivative forward agreement”, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax Laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident, in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Shares and Offeror Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Shares or Offeror Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Disposition of Shares Pursuant to the Offer

Resident Holders who tender and deposit their Shares to the Offer and whose Shares are taken up pursuant to the Offer will directly exchange their Shares with the Offeror for Offeror Common Shares (a “Direct Exchange”).

A Resident Holder who exchanges Shares for Offeror Common Shares in a Direct Exchange will be deemed to have disposed of such Shares under a tax-deferred share-for-share exchange pursuant to Section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain (or capital loss) on the Direct Exchange as described in paragraph (b) below.

(a)

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Shares to the Resident Holder, determined immediately before the time at which the Shares are taken up by the Offeror, and the Resident Holder will be deemed to have acquired the Offeror Common Shares at an aggregate cost equal to such adjusted cost base of the Shares. This cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Offeror Common Share held by the Resident Holder as capital property.

(b)

A Resident Holder may choose to recognize all of a capital gain (or capital loss) in respect of the exchange of Shares for Offeror Common Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Direct Exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Offeror Common Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder, determined immediately before the time at which the Shares are taken up by the Offeror. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. The cost of the Offeror Common Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Offeror Common Share held by the Resident Holder as capital property.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share or Offeror Common Share may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on certain investment income, including taxable capital gains realized, dividends and interest.

Disposition of Shares Pursuant to a Compulsory Acquisition

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The income tax consequences to a Resident Holder of a disposition of Shares in such circumstances generally will be as described above under the heading “– Disposition of Shares Pursuant to the Offer”.

A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Company for such Resident Holder’s Shares may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value (not including the amount of any interest awarded by the court) exceeds the paid-up capital of the Shares to the Resident Holder determined under the Tax Act. In such circumstances, a dissenting Resident Holder will be considered to have disposed of the Shares for proceeds of disposition equal to the cash received in respect of the fair value less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend, and will realize a capital gain (or capital loss) calculated in the same manner and with the tax consequences as described under the heading “– Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Losses” above.

Any interest awarded to a Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Bonterra and the Offeror (and/or one or more of its affiliates) pursuant to which Resident Holders who have not tendered their Shares under the Offer would have their Shares converted on the amalgamation into only redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then immediately be redeemed for cash. Such Resident Holders would not realize a capital gain or capital loss as a result of the amalgamation, and the adjusted cost base to the Resident Holder of the Redeemable Shares received would be equal to the adjusted cost base to the Resident Holder of the Shares immediately before the amalgamation.

However, on the redemption of the Redeemable Shares, such Resident Holder would generally,

(a)

be deemed to receive a dividend (subject to the application of subsection 55(2) of the Tax Act to a holder of Redeemable Shares that is a corporation, as discussed below) equal to the amount, if any, by which the redemption price of the Resident Holder’s Redeemable Shares exceeds the paid-up capital of such holder’s Redeemable Shares for purposes of the Tax Act; and

(b)

be considered to have disposed of such holder’s Redeemable Shares for proceeds of disposition equal to the redemption price less the amount of the deemed dividend, if any, computed in (a). As a result, the Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base of the Redeemable Shares immediately before the disposition. The computation and tax consequences of any such capital gain or capital loss would be generally as described above under “– Disposition of Shares Pursuant to the Offer”.

Subject to the application of subsection 55(2) of the Tax Act, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Redeemable Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the amalgamated corporation as “eligible dividends” in accordance with the provisions of the Tax Act. Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Under the current administrative practice of the CRA, a Resident Holder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (excluding any interest awarded by a court). Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their own tax advisors. A dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with an amalgamation.

As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under the Offer or the amalgamation transaction described above and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Holder.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting of Shares

As described in Section 12 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”, the Shares may cease to be listed on the TSX following the successful completion of the Offer. Resident Holders are cautioned that, if the Shares are no longer listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) and the Company ceases to be a “public corporation” for purposes of the Tax Act, the Shares will not be qualified investments for trusts governed RRSPs, RRIFs, registered education savings plans, registered disability savings plans, deferred profit sharing plans or TFSAs (collectively, “Deferred Income Plans”).

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Offeror Common Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Offeror as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them in this regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on Offeror Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Offeror Common Shares

Generally, on a disposition or deemed disposition of an Offeror Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of all Offeror Common Shares held immediately before the disposition or deemed disposition. See “– Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” above.

Alternative Minimum Tax

A Resident Holder that is an individual or a trust (other than certain specified trusts) may be liable to pay alternative minimum tax in respect of dividends received or capital gains realized.

Eligibility for Investment

The Offeror Common Shares, provided they are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX), will be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan. In the case of an RRSP, an RRIF or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with and does not have a “significant interest” (within the meaning of the Tax Act) in the Offeror, the Offeror Common Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA. Resident Holders are urged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is resident in the U.S., is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Shares or Offeror Common Shares in a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares pursuant to the Offer unless, at the time of disposition, the Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder. See discussion below under “Taxable Canadian Property”.

A Non-Resident Holder whose Shares are taxable Canadian property will generally realize a capital gain (or capital loss) in the circumstances and computed in the manner described above under “Holders Resident in Canada – Disposition of Shares Pursuant to the Offer” as if the Non-Resident Holder were a Resident Holder thereunder, unless the Non-Resident Holder is entitled to the automatic tax deferral provisions of subsection 85.1(1) of the Tax Act as described further below.

A Non-Resident Holder may be entitled to the automatic tax deferral provisions of Section 85.1 of the Tax Act if such Non- Resident Holder satisfies the conditions set out under the heading “Holders Resident in Canada – Disposition of Shares Pursuant to the Offer” and the Non-Resident Holder is not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If Section 85.1 of the Tax Act applies, the Offeror Common Shares received in exchange for Shares that were taxable Canadian property to the Non-Resident Holder will be deemed to be taxable Canadian property to such Non-Resident Holder for a period of 60 months. The result is that the Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of the Offeror Common Shares so long as the Offeror Common Shares constitute taxable Canadian property to the Non-Resident Holder.

Taxable Canadian Property

Generally, the Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Shares are listed at that time on a designated stock exchange as defined in the Tax Act (which includes the TSX), unless at any time during the 60-month period that ends at that time:

(a)

one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non- Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of shares of the Company, and

(b)

more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Shares may constitute taxable Canadian property should consult their own tax advisors.

Disposition of Shares Pursuant to a Compulsory Acquisition

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The income tax consequences to a Non-Resident Holder of a disposition of Shares in such circumstances generally will be as described above under the heading “– Disposition of Shares Pursuant to the Offer”.

Whether a Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “– Taxable Canadian Property”) except that more stringent rules may be applied where the Shares cease to be listed on a designated stock exchange as defined in the Tax Act (see “Holders Not Resident in Canada – Potential Delisting of Shares” below).

A Non-Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Company for such Non-Resident Holder’s Shares may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value (not including the amount of any interest awarded by the court) exceeds the paid-up capital of the Shares to the Non-Resident Holder determined under the Tax Act. In such circumstances, a dissenting Non-Resident Holder will be considered to have disposed of the Shares for proceeds of disposition equal to the cash received in respect of the fair value less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend, and will realize a capital gain (or capital loss) calculated in the same manner and with the tax consequences as described under the heading “– Disposition of Shares Pursuant to the Offer” above. Such Non-Resident Holder will also be subject to Canadian withholding tax on any deemed dividend as described under the heading “Holding and Disposing of Offeror Common Shares – Dividends on Offeror Common Shares”.

Generally, any interest awarded to a Non-Resident Holder by the court in connection with a Compulsory Acquisition will not be subject to Canadian withholding tax.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Bonterra with the Offeror (and/or one or more of its affiliates) pursuant to which Non-Resident Holders who have not tendered their Shares under the Offer would have their Shares converted on the amalgamation into Redeemable Shares which would then immediately be redeemed for cash. Such Non-Resident Holders would not realize a capital gain or capital loss as a result of the conversion and the adjusted cost base to the Non-Resident Holder of the Redeemable Shares received would be equal to the adjusted cost base to the Non-Resident Holder of the Shares immediately before the amalgamation. On the redemption of Redeemable Shares, a Non-Resident Holder will be deemed to have received a dividend, and possibly a capital gain, in respect of the Redeemable Shares in the manner described above under “Holders Resident in Canada – Subsequent Acquisition Transactions”, without regard to subsection 55(2) of the Tax Act.

Dividends, including deemed dividends, on Shares or Redeemable Shares owned by a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the “Convention”), where dividends are paid to or derived by a Non-Resident Holder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%. In addition, if the Redeemable Shares are “taxable Canadian property” and not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, any capital gain realized on their disposition will be taxed as described above under “Holders Resident in Canada – Subsequent Acquisition Transaction”, without regard to subsection 55(2) of the Tax Act.

Under the current administrative practice of the CRA, a Non-Resident Holder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Non-Resident Holder (excluding any interest awarded by a court). Because of uncertainties under the relevant corporate legislation as to whether such amounts paid to a dissenting Non-Resident Holder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Non-Resident Holders should consult with their own tax advisors. Where a dissenting Non-Resident Holder receives interest in connection with the exercise of the right of dissent in respect of an amalgamation, the interest will not be subject to Canadian withholding tax under the Tax Act.

As an alternative to the amalgamation discussed herein, the Offeror may propose an arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under the Offer or the amalgamation transaction described above and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Non-Resident Holder.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting of Shares

As described in Section 12 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”, Shares may cease to be listed on the TSX (or another designated stock exchange as defined in the Tax Act) following the successful completion of the Offer and may not be listed on the TSX (or another designated stock exchange as defined in the Tax Act) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Shares pursuant to the Offer are cautioned that Shares that are not listed on a designated stock exchange as defined in the Tax Act at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

If the Shares are taxable Canadian property of the Non-Resident Holder at the time of a disposition, the Non- Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on disposition. In addition, if such Shares constitute taxable Canadian property and are not listed on a recognized stock exchange as defined in the Tax Act (which includes the TSX) at the time of their disposition, the notification and withholding provisions of Section 116 of the Tax Act may apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors in this regard.

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

Dividends paid or credited, or deemed to be paid or credited, on the Offeror Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. Where the Non-Resident Holder is a U.S. resident entitled to the benefits of the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax applicable to dividends is reduced to 15%.

Disposition of Offeror Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Offeror Common Shares, unless the Offeror Common Shares constitute taxable Canadian property to the Non-Resident Holder.

Generally, the Offeror Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Offeror Common Shares are listed at that time on a designated stock exchange as defined in the Tax Act (which includes the TSX), unless at any time during the 60-month period that ends at that time:

(a)

one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non- Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of shares of the Company, and

(b)

more than 50% of the fair market value of the Offeror Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Pursuant to the provisions of the Tax Act, where a Share constitutes taxable Canadian property to a Non-Resident Holder, any Offeror Common Shares received by the Non-Resident Holder on the exchange of such Share for Offeror Common Shares utilizing the rollover available under Section 85.1 of the Tax Act will be deemed to constitute taxable Canadian property to the Non-Resident Holder for a period of 60 months. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of those Offeror Common Shares so long as the Offeror Common Shares constitute taxable Canadian property to the Non-Resident Holder.

Non-Resident Holders whose Offeror Common Shares may constitute taxable Canadian property should consult their own advisors.

19.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to Shareholders of their participation in the Offer and of ownership of Offeror Common Shares. This summary is based on certain assumptions with respect to the Company and the execution of the Offer, the Subsequent Acquisition Transaction and Compulsory Acquisition (taken together, the “exchange transaction”). This discussion only addresses “U.S. Holders” (as defined below) that hold their Shares and Offeror Common Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment). This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances or to certain types of holders subject to special treatment under U.S. federal income tax Laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Shares or Offeror Common Shares as part of a hedging, integrated, conversion, wash sale or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired Shares in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens). Furthermore, this discussion does not address the tax consequences to U.S. Holders that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of the Company or U.S. Holders that following the Offer or the exchange transaction will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Offeror. In addition, this discussion does not consider the effect of the U.S. federal alternative minimum tax or any foreign, U.S. state, U.S. local or other tax Laws, or any other U.S. federal tax considerations (e.g., estate or gift tax) apart from the U.S. federal income tax considerations, that may be applicable to particular holders. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Shares (or after the exchange transaction, Offeror Common Shares) in connection with carrying on a business in Canada; (d) persons whose Shares (or after the exchange transaction, Offeror Common Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Treaty. This discussion is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder and the Canada-U.S. Tax Treaty, in each case, as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

EACH SHAREHOLDER IS URGED TO CONSULT ITS U.S. TAX ADVISORS REGARDING THE POTENTIAL U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER AND OWNERSHIP OF OFFEROR COMMON SHARES, IN LIGHT OF SUCH SHAREHOLDER’S INDIVIDUAL CIRCUMSTANCES, AS WELL AS THE CONSEQUENCES OF THE TAX LAWS OF ANY FOREIGN, STATE OR LOCAL TAXING JURISDICTION.

As used herein, a “U.S. Holder” means a beneficial owner of Shares or Offeror Common Shares that is: (i) an individual citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the Laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares or Offeror Common Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Shares or Offeror Common Shares that are partnerships (and partners in such partnerships) are urged to consult their own U.S. tax advisors as to the consequences of the partnership participating in the Offer.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer

The Offeror intends for the exchange transaction to be treated as a reorganization within the meaning of Section 368(a) of the Code (a “reorganization”). The determination of whether the exchange transaction will qualify for such treatment depends on the resolution of complex issues and facts, some of which will not be known until the closing of the exchange transaction, and as a result, it is uncertain as to whether the exchange transaction will qualify as a tax-free reorganization or a fully taxable transaction. In addition, no ruling from the IRS nor an opinion of counsel concerning the U.S. federal income tax consequences of the exchange transaction has been obtained and none is expected to be requested. Thus, there can be no assurance that the exchange transaction will be treated as a reorganization and that the IRS will not challenge the tax consequences described herein.

Certain tax consequences for U.S. Holders if the exchange transaction qualifies as a reorganization

Assuming the exchange transaction qualifies as a reorganization, then, subject to the passive foreign investment company (“PFIC”) rules discussed below, no gain or loss will generally be recognized on the exchange of Shares solely for Offeror Common Shares pursuant to the exchange transaction. Each U.S. Holder’s aggregate tax basis in the Offeror Common Shares received will be the same as the aggregate tax basis in the Shares surrendered. The holding period of the Offeror Common Shares received by a U.S. Holder will include the holding period of the Shares surrendered. If a U.S. Holder has differing tax bases and/or holding periods with respect to the Shares, the U.S. Holder should consult with a U.S. tax advisor in order to identify the tax bases and/or holding periods of the Offeror Common Shares that the U.S. Holder receives. U.S. Holders may, however, be subject to tax in Canada as described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

Certain tax consequences for U.S. Holders if the exchange transaction does not qualify as a reorganization

If the exchange transaction fails to qualify as a reorganization, then, subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized (equal to the fair market value of Offeror Common Shares to which such U.S. Holder is entitled under the exchange transaction) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares. Such capital gain will generally be long term capital gain, on which a non-corporate U.S. Holder is generally taxed at preferential rates, if the Shares were held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Additional Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the net investment income tax to any gains recognized in respect of the Offer.

PFIC Rules

Certain adverse consequences could apply to a U.S. Holder upon exchange of Shares pursuant to the Offer if the Company is or was treated as a PFIC for any taxable year during which the U.S. Holder holds or held Shares. In general, the Company would be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds or held Shares, after applying certain look through rules, either (a) at least 75% of the gross income of the Company for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of the Company’s gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, “passive income” generally includes interest, dividends, rents, annuities, royalties unrelated to an active business and certain gains.

The Offeror has not undertaken to ascertain whether the Company is classified as a PFIC. Nevertheless, the determination of PFIC status is fundamentally factual in nature and depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Consequently, no assurance can be provided that the Company is not and has not been classified as a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Shares, the PFIC rules may cause U.S. Holders to be subject to adverse tax consequences on the exchange of Shares for Offeror Common Shares and additional filing requirements even if the exchange transaction otherwise qualifies as a reorganization. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of PFIC rules to their participation in the Offer.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Related to Ownership of Offeror Common Shares

Distributions on Offeror Common Shares

Subject to the PFIC rules discussed below, the gross amount of any dividend the Offeror pays to a U.S. Holder out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Offeror Common Shares and thereafter as capital gain. However, the Offeror does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat any distributions the Offeror makes as dividends.

Dividends that constitute qualified dividend income will be taxable to a noncorporate U.S. Holder at the preferential rates applicable to long-term capital gains provided that certain holding period requirements are met. Dividends the Offeror pays with respect to Offeror Common Shares generally will be qualified dividend income, so long as the Offeror is eligible for the benefits of the Canada-U.S. Tax Treaty or the shares of the Offeror are readily tradable on an established securities market in the U.S.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Canadian tax withheld in accordance with the Canada-U.S. Tax Treaty and paid over to Canada will be creditable against the U.S. Holder’s U.S. federal income tax liability or, at the U.S. Holder’s election, deductible from gross income. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian Law or under the Canada-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Sale or Other Disposition of Offeror Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes of Offeror Common Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the cash plus the fair market value of any property that the U.S. Holder realizes and such holder’s tax basis, determined in U.S. dollars, in the Offeror Common Shares. Such gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the Offeror Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Offeror Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the net investment income tax to any gains in respect of their investment in the Offeror Common Shares.

PFIC Rules

The Offeror believes that Offeror Common Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, the Offeror will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds Offeror Common Shares, after applying certain look through rules, either (i) at least 75% of the gross income of the Offeror for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of the Offeror’s assets is attributable to assets that produce or are held for the production of passive income.

If the Offeror were to be treated as a PFIC, unless a holder of Offeror Common Shares elects to be taxed annually on a mark-to-market basis with respect to the Offeror Common Shares, gain realized on the sale or other disposition of Offeror Common Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holding period for the Offeror Common Shares and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Offeror Common Shares will be treated as stock in a PFIC if the Offeror were a PFIC at any time during a holder’s holding period in the Offeror Common Shares. Dividends received from the Offeror will not be eligible for the special tax rates applicable to qualified dividend income if the Offeror is a PFIC (or is treated as a PFIC with respect to a holder of Offeror Common Shares) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their U.S. tax advisors regarding the application of this reporting requirement to their ownership of Offeror Common Shares.

Backup Withholding and Information Reporting

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of Offeror Common Shares effected at a U.S. office of a broker. Additionally, a U.S. Holder may also be subject to backup withholding at a current rate of 24% with respect to such payments unless the holder: (1) comes within certain exempt categories and demonstrates this fact; or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

20.	EXPERTS

The Offeror’s auditors are Ernst & Young LLP. Ernst & Young LLP has advised that they are independent with respect to the Offeror within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the regulations adopted by the SEC and Public Company Accounting Oversight Board (United States).

Certain information relating to the Offeror’s reserves and resources in its AIF was evaluated or audited by Sproule Associates Limited. Information about the Offeror’s reserves and resources has been incorporated by reference herein in reliance upon the authority of such firm as experts.

21.	LEGAL MATTERS

Certain matters of Canadian Laws relating to the Offer have been passed upon by Stikeman Elliott LLP, on behalf of the Offeror. As of the date of the Circular, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP has advised the Offeror regarding certain matters of United States Law.

22.	DOCUMENTS INCORPORATED BY REFERENCE

Information regarding the Offeror has been incorporated by reference in the Offer and Circular from documents filed by the Offeror with Securities Regulatory Authorities in Canada. Copies of the documents regarding the

Offeror incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Offeror at Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3, Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com, and are also available electronically on SEDAR at www.sedar.com and on the Offeror’s website at www.obsidianenergy.com.

The following documents of the Offeror, filed with securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and the Circular:

(a)	audited consolidated financial statements for the year ended December 31, 2019 dated March 30, 2020;

(b)	management’s discussion and analysis for the year ended December 31, 2019 dated March 30, 2020 (“Annual MD&A”);

(c)	annual information form dated March 30, 2020 for the year ended December 31, 2019 (“AIF”);

(d)	management proxy circular dated June 15, 2020 in connection with the annual and special meeting of the Offeror Shareholders held on July 30, 2020;

(e)	unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2020; and

(f)	management’s discussion and analysis for the three and six month periods ended June 30, 2020.

Any statement contained in the Offer and the Circular or a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Offer and the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or non-superseded form, to constitute a part of the Offer and the Circular.

Any document of the type referred to above, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis and information circulars, or any other document otherwise required by applicable Securities Laws to be incorporated herein by reference, filed by the Offeror with securities commissions or similar authorities in Canada or the United States on or after the date of the Offer and the Circular and before the Expiry Time, shall be deemed to be incorporated by reference into the Offer and the Circular.

23.	RISK FACTORS

Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks related to the Offer and the Offeror set out in the documents incorporated by reference in the Offer and Circular, the successful completion of the acquisition by the Offeror of all of the Shares is subject to certain risks, including as set out below. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

The Offeror Common Shares issued in connection with the Offer may have a market value different than expected.

Under the Offer, Shareholders will receive two (2) Offeror Common Shares for each of their Shares. This number of Offeror Common Shares per Share will not be adjusted to reflect any change in the market value of Offeror Common Shares that may occur prior to the time of the take up of Shares under the Offer. The market value of Offeror Common Shares may vary significantly from the market value at the dates referenced in the Offer and the Circular. For example, during the 12 month period ended on September 10, 2020, the trading price of Offeror Common Shares on the TSX varied from a low of $0.20 to a high of $1.57 and closed on September 18, 2020, the last trading day prior to the date of the Offer, at $0.57. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, regulatory considerations, general market and economic conditions, and other factors over which the Offeror has no control.

If the Offer is completed, the market for Shares may be adversely affected, Shares may be delisted and the Company may cease to be a reporting issuer.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, or if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition; however, the Offeror may not be able to complete such a Subsequent Acquisition Transaction or Compulsory Acquisition quickly or at all. The purchase of any Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders participating in the Offer and the number of Shares deposited by such Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of the Shares under the Offer, the Offeror may be able to cause the Company to eliminate any public reporting obligations of the Company under applicable Securities Laws in any province of Canada or any other jurisdiction in which it has an insignificant number of shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Shares from the TSX. Although it is possible that the Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time and the interest in maintaining a market in the Shares on the part of securities firms. The Offeror intends to cause the Company to apply to delist the Shares from the TSX as soon as practicable after the successful completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

If the Shares are delisted and the Company ceases to be a “public corporation” for the purposes of the Tax Act, Shares cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, registered education savings plans, registered disability savings plans and deferred profit sharing plans. Delisting can also have adverse tax consequences to Non-Resident Holders, as described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of Offeror Common Shares as consideration under the Offer could adversely affect the market price of the Offeror Common Shares after the take up of Shares under the Offer.

If all of the 33,338,796 Shares outstanding (as disclosed in the Company’s management’s discussion and analysis for the three and six month periods ended June 30, 2020) are tendered to the Offer, up to an estimated additional 72,182,992 Offeror Common Shares will be available for trading in the public market based on the current Offer Consideration and the Offeror’s estimate of the number of Shares that will be issued and outstanding at the time that the Offeror takes up and pays for the Shares (including expectations respecting the treatment of outstanding Convertible Securities). The overall increase in the number of Offeror Common Shares may lead to sales of such

Offeror Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Offeror Common Shares. The perceived risk of substantial sales of Offeror Common Shares, as well as any actual sales of such Offeror Common Shares in the public market, could adversely affect the market price of the Offeror Common Shares.

The acquisition of all of the outstanding Shares might not be completed successfully without the possibility of Shareholders exercising dissent rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such Dissenting Offerees for their Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction may differ materially from the tax consequences to a Shareholder under the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations.

After consummation of the Offer, the Offeror’s interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a Compulsory Acquisition, to integrate the Company and the Offeror by Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to the Company may differ from, and conflict with, those of any remaining minority Shareholders.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments, regulatory authorities and additional third parties that could delay completion of the Offer.

In addition to various risks identified under the heading “Forward-Looking Statements”, completion of the Offer is subject to satisfaction or waiver of a number of conditions, certain of which are outside the control of the Offeror, including: (i) Shareholders tendering a sufficient number of Shares to the Offer, (ii) the Offeror obtaining the Regulatory Approvals, (iii) the lenders under Bonterra’s revolving credit facility, the lenders under Bonterra’s subordinated note or any other similar agreement or instrument, the lenders to the Offeror and the holders of the Offeror’s outstanding senior note, as applicable, consenting to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and (iv) the Offeror Shareholders approving the issuance by the Offeror of Offeror Common Shares as consideration for the Offer. There is no certainty, nor can the Offeror provide any assurance, that the conditions of the Offer will be satisfied on a timely basis or at all. A substantial delay in satisfying such conditions or the imposition of unfavourable terms or conditions in the Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations and financial condition of the Company and the Offeror on a combined basis.

Change of control provisions in the Company’s agreements triggered upon the acquisition of the Company may lead to adverse consequences.

The Company may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Shares representing a majority of the voting rights of the Company. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect the Company’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis.

The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular.

The Offeror has not had access to the Company’s detailed accounting records, reserves reports or other non-public books and records. The Offeror has not been able to independently assess or verify the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. As a result, all historical information regarding the Company contained herein, including all of the Company financial and reserves information and all pro forma financial and reserves information reflecting the pro forma effects of a combination of the Company and the Offeror derived in part from the Company’s financial and reserves information, has been derived, by necessity, from the Company’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of the Company’s publicly disclosed information, any inaccuracy or material omission in the Company’s publicly available information, including the information about or relating to the Company contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined entity and its results of operations and financial condition.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of the Company and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2/3% of the Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate the Company into its business. There can be no assurance that the operational or other synergies that the Offeror anticipates to realize in the combined entity will be ultimately realized, or that the integration of the two companies’ operations will be timely or effectively accomplished, or will ultimately result in cost reductions.

There is a material concern that casts substantial doubt on the Offeror’s ability to continue as a going concern.

The Offeror’s interim financial statements for the three and six months ended June 30, 2020 have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Offeror will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2020, the Offeror had sufficient liquidity under our syndicated credit facility to meet its current obligations. Based on strip pricing as of July 22, 2020, the Offeror is currently forecasting that sufficient liquidity exists under its syndicated credit facility to fund and, based on these strip prices, does not expect to have a development capital program in the second half of 2020. However, due to significant commodity price volatility experienced since March 2020 mainly due to the impact of the COVID-19 pandemic on the demand for commodities and OPEC production levels, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Offeror has sufficient liquidity over the next 12 months. As a result, the Offeror may be required to obtain additional financing to increase liquidity, the availability of which is uncertain at this time. As such there is a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

Additional Risk Factors Related to the Offeror.

Shareholders who tender their Shares to the Offer will receive Offeror Common Shares pursuant to the Offer. Accordingly, such Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents that the Offeror has filed with the Securities Regulatory Authorities incorporated by reference herein, including, in particular, the risk factors outlined under the heading “Risk Factors” in the AIF and in the Annual MD&A, as updated by the Offeror’s subsequently filed interim management’s discussion and analysis of financial condition and results of operations.

24.	DEALER MANAGER AND SOLICITING DEALER GROUP

Other than compensation payable to Kingsdale Advisors as the Information Agent and the Depositary, the Offeror has not agreed to pay any fees or commission to any stockbroker, dealer or other person for soliciting tenders or deposits of Shares under the Offer; provided that the Offeror may make arrangements with soliciting dealers, dealer managers or information agents, either within or outside of Canada for customary compensation during the Offer if it considers it appropriate to do so.

25.	INFORMATION AGENT AND DEPOSITARY

As the Information Agent and the Depositary, Kingsdale Advisors may contact Shareholders by mail, telephone, other electronic means or in person and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares. As Depositary, Kingsdale Advisors: (i) will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the office specified in the Letters of Transmittal, facilitate book-entry only transfers of Shares tendered under the Offer and receive Notices of Guaranteed Delivery; (ii) will be responsible for giving certain notices, if required, and disbursing payment for Shares purchased by the Offeror under the Offer; and (iii) will assist with Shareholder identification and communication in respect of the Offer. As the Information Agent and the Depositary, Kingsdale Advisors will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance concerning the Offer may be directed to the Information Agent and the Depositary (Kingsdale Advisors) at 1-888-564-7333 (Toll Free in North America), or at 1-416-867-2272 (Outside North America), or by e-mail at contactus@kingsdaleadvisors.com. Further contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent and the Depositary at its office specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com.

Except as expressly set forth in the Offer and Circular, no investment dealer, broker, bank, trust company and other nominee shall be deemed to be an agent of the Offeror or the Depositary for the purposes of the Offer.

26.	UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

Shareholders should refer to Appendix A hereto for the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2020 and the unaudited pro forma consolidated statements of net income (loss) of the Offeror for the six month period ended June 30, 2020 and the year ended December 31, 2019, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

27.	OFFEREES’ STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

28.	DIRECTORS’ APPROVAL

The contents of the Offer and the Circular have been unanimously approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:

“2P” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“ABCA” means the Business Corporations Act (Alberta);

“AECO” means the Alberta Energy Company;

“affiliate” or “affiliates” in the context of the statutory procedures described herein under the CBCA includes any Person or entity that constitutes an affiliate under the CBCA and otherwise includes any Person or entity that constitutes an affiliate within the meaning ascribed thereto in NI 62-104;

“AIF” has the meaning ascribed thereto in Section 22 of the Circular, “Documents Incorporated by Reference”;

“allowable capital loss” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Alternative Transaction” means, for the Company:

(a)

an amalgamation, merger, arrangement, consolidation, or any other transaction of the Company, or an amendment to the terms of a class of equity securities of the Company, as a consequence of which the interest of a holder of Shares may be terminated without the Shareholder’s consent, regardless of whether the Share is replaced with another security, but does not include:

(i)	a consolidation of securities that does not have the effect of terminating the interests of Shareholders in Shares without their consent, except to an extent that is nominal in the circumstances,

(ii)

a circumstance in which the Company may terminate a Shareholder’s interest in the Shares, under the terms attached to the Shares, for the purpose of enforcing an ownership or voting constraint that is necessary to enable the issuer to comply with legislation, lawfully engage in a particular activity or have a specified level of Canadian ownership, or

(iii)	a transaction solely between or among the Company and one or more subsidiaries of the Company, or

(b)

a sale, lease or exchange of all or substantially all the property of the Company if the sale, lease or exchange is not in the ordinary course of business of the issuer, but does not include a sale, lease or exchange solely between or among the Company and one or more Subsidiaries of the Company;

“Annual MD&A” has the meaning ascribed thereto in Section 22 of the Circular, “Documents Incorporated by Reference”;

“ARC” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“associate” has the meaning ascribed thereto in NI 62-104;

“August 31 Letter” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“August 2019 NDA” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“bbl” means barrel;

“BDC” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“boe” means barrels of oil equivalent;

“boe/d” means barrels of oil equivalent per day;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS;

“business combination” has the meaning ascribed thereto in MI 61-101;

“Business Day” when generally referenced in this Offer and Circular means a day other than a Saturday, or a Sunday or a day that is a statutory holiday in Toronto, Ontario, Canada;

“Canada-U.S. Tax Treaty” means the Canada-U.S. Income Tax Convention (1980), as amended;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“CDS Participant” means a direct or indirect participant of CDS;

“CDSX” means the CDS online tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof;

“Code” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Company” or “Bonterra” means Bonterra Energy Corp.;

“Company Board” and “Bonterra Board” means the board of directors of the Company;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means, with respect to the transactions contemplated by the Offer, either (a) the Commissioner has issued an ARC, which ARC shall not have been rescinded or amended, or (b) (i) any applicable waiting period, including any extension of a waiting period, under Section 123 of the Competition Act shall have expired or been terminated, or the requirement to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and (ii) unless waived by the Offeror, at its sole discretion, the Offeror shall have received a No-Action Letter without any condition or on conditions that are acceptable to the Offeror, in its reasonable judgment, which No-Action Letter shall not have been rescinded or amended;

“Competition Tribunal” means the competition tribunal established under the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Convention” has the meaning ascribed thereto in Section 18 “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Shares Pursuant to a Subsequent Acquisition Transaction”;

“Convertible Securities” means convertible securities of the Company exercisable for or convertible into Shares, including Options;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“crude oil” means unrefined liquid hydrocarbons, excluding natural gas liquids;

“Deferred Income Plans” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting of Shares”;

“deposit period news release” means a news release issued by the Company in respect of a proposed or commenced take-over bid for the Shares and stating an initial deposit period for the bid of not more than 105 days and not less than 35 days, expressed as a number of days from the date of the bid;

“Depositary” means Kingsdale Advisors, or such other Person as the Offeror may appoint to act as a depositary in relation to the Offer;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“Direct Exchange” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Offer”;

“Dissenting Offeree” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“DRS Advice” has the meaning ascribed thereto in Section 6 of the Offer, “Take Up and Payment for Deposited Shares”;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system, a filing system developed for the United States Securities and Exchange Commission and accessible at www.sec.gov;

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually participating organizations in a recognized stock exchange in Canada and/or the United States, members of IIROC, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“exchange transaction” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Income Tax Considerations”;

“Expiry Date” means January 4, 2021 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”;

“Expiry Time” means 5:00 p.m. (Mountain Standard Time) on the Expiry Date or such other time or times on the Expiry Date as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer”;

“F&D” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“FDC” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“February 2019 NDA” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“forward-looking statements” has the meaning ascribed thereto in on the cover page of the Offer and Circular, “Forward-Looking Statements”;

“fully-diluted basis” means, with respect to the number of Shares at any time, the number of Shares that would be outstanding assuming all Convertible Securities and any other rights to receive Shares outstanding at that time (whether or not yet exercisable or convertible) had been exercised or converted in accordance with their terms as publicly disclosed by the Company;

“G&A” has the meaning ascribed thereto in Section 3 of the Circular, “Background to the Offer”;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, stock exchange or over-the-counter marketplace, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“including” means including without limitation;

“Information Agent” means Kingsdale Advisors, or such other Person as the Offeror may retain to act as an information agent in relation to the Offer;

“initial deposit period” means the period, including, without limitation, any extension, during which securities may be deposited under a take-over bid but does not include the Mandatory Extension Period or any optional extension periods, which initial deposit period will be 105 days as it may be shortened in accordance with applicable Law;

“IRS” means the U.S. Internal Revenue Service;

“Laws” means any and all: (i) laws (including common law), constitutions, treaties, statues, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity: (ii) judicial, arbitral, administrative, ministerial, departmental or regulatory judgment, orders, decisions; rulings or awards of any Governmental Entity; and (iii) policies, guidelines and protocols of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for holders of Shares in the form accompanying the Offer and Circular;

“LTM” has the meaning ascribed thereto in Section 4 of the Circular, “Reasons to Accept the Offer”;

“Mandatory Extension Period” has the meaning ascribed thereto in Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer – Mandatory Extension Period”;

“Material Adverse Effect” means any condition, event, circumstance, change, development, occurrence or state of facts which, when considered either individually or in the aggregate: (a) is, or could reasonably be expected to be, material and adverse to the business, assets, operations, capitalization, properties, condition (financial or otherwise), prospects, equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges or liabilities (whether absolute, accrued, conditional or otherwise) of the Company or any of its Subsidiaries (on a consolidated basis) or, where applicable, the Offeror (on a consolidated basis); (b) could be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Shares or make it inadvisable for, impair or delay, or could reasonably be expected to impair or delay, the ability of the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction; or (c) could, if the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be materially adverse to the Offeror or any of its affiliates or which could limit, restrict or impose limitations or conditions on the ability of the Offeror to own, operate or effect control over any material portion of the business or assets of the Company or its Subsidiaries or could compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Company or its Subsidiaries or could compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Offeror or its affiliates or would otherwise prevent, adversely affect or materially delay the implementing of the plans as described in Section 8 of the Circular, “Purpose of the Offer and Plans for the Company”;

“mboe” means thousands of barrels of oil equivalent;

“mboe/d” means thousands of barrels of oil equivalent per day;

“mcf” means thousands of cubic feet;

“mcfe” means thousands of cubic feet equivalent;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“MMBtu” means million British Thermal Units;

“MSW” means mixed sweet blend;

“NI 51-101” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“No-Action Letter” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notifiable Transaction” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Notification” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Offer” means the Offeror’s offer to purchase, on and subject to the terms and conditions set forth in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended and supplemented from time to time, all of the issued and outstanding Shares, including any Shares that may become issued and outstanding after the date hereof but prior to the Expiry Time;

“Offer and Circular” means, together, the Offer and the Circular;

“Offer Consideration” means, in respect of each Share, two (2) Offeror Common Shares;

“Offeror” or “Obsidian Energy” means Obsidian Energy Ltd.;

“Offeror Board” and “Obsidian Board” means the board of directors of the Offeror;

“Offeror Common Shares” means common shares in the capital of the Offeror;

“Offeror Options” means options to purchase Offeror Common Shares granted under the Offeror Stock Option Plan;

“Offeror PSUs” means performance share unit issued under the Offeror Restricted and Performance Share Unit Plan;

“Offeror Restricted and Performance Share Unit Plan” means the restricted and performance share unit plan of the Offeror, as amended and restated from time to time;

“Offeror RSUs” means an incentive award issued under the issued under the Offeror Restricted and Performance Share Unit Plan;

“Offeror Shareholders” means the holders of Offeror Common Shares;

“Offeror Stock Option Plan” means the stock option plan of Obsidian Energy, as amended and restated from time to time;

“Offeror’s Notice” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“OPEC” means the Organization of the Petroleum Exporting Countries;

“Option Plan” means the stock option plan of the Company as approved by the Shareholders at the annual and special meeting on dated May 22, 2014;

“Options” means stock options to purchase Shares issued pursuant to the Option Plan;

“ordinary course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is taken in the ordinary course of the normal operations of the Company or such Subsidiary;

“OTCQX” means the OTCQX Best Market;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer – Certain tax consequences for U.S. Holders if the exchange transaction qualifies as a reorganization”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 18 “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to a Subsequent Acquisition Transaction”;

“Registration Statement” has the meaning ascribed thereto in under the heading “Notice to Shareholders in the United States”;

“Regulatory Approvals” means: (a) the Competition Act Clearance; (b) the Stock Exchange Approval; and (c) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that the Offeror, acting reasonably, determines are required in connection with the commencement of the Offer or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

“reorganization” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer”;

“Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRIFs” means “registered retirement income funds” as defined in the Tax Act;

“RRSPs” means “registered retirement savings plans” as defined in the Tax Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Alberta);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including U.S. securities Laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Shareholders” means the holders of Shares, and “Shareholder” means any one of them;

“Shares” means common shares in the capital of the Company;

“Statutory Minimum Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“Stock Exchange Approval” means the conditional approval of the TSX for the listing of the Offeror Common Shares to be issued in connection with the taking up of the Offer, subject only to the Offeror providing the TSX such required documentation as is customary in the circumstances;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”;

“Subsidiary” means, in respect of a Person, a Person that is controlled directly or indirectly by that Person, and includes a subsidiary of a Subsidiary. For the purposes of the Summary, Offer and Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)

if the first Person or company, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person or company carrying votes which, if exercised, would entitle the first Person or company to elect a majority of the directors of the second Person or company, unless the first Person or company holds the voting securities only to secure an obligation;

(b)	if the second Person or company is a partnership, other than a limited partnership, and the first Person or company holds more than 50% of the interests of the partnership; or

(c)	if the second Person or company is a limited partnership and the general partner of the limited partnership is the first Person or company;

“Supplementary Information Request” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“taxable capital gain” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Tax Proposals” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TFSA” means a “tax-free savings account” as defined in the Tax Act;

“TPH” means Tudor, Pickering, Holt & Co. Securities – Canada, ULC, financial advisor to the Offeror;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

“WTI” means West Texas Intermediate.

CERTIFICATE OF OBSIDIAN ENERGY LTD.

Dated: September 21, 2020

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Stephen E. Loukas” Interim President and Chief Executive Officer	(signed) “Peter D. Scott” Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors of Obsidian Energy Ltd.

(signed) “Gordon R. Ritchie” Director	(signed) “Raymond Crossley” Director

C-1

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Shares. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Offeror incorporated by reference in the Offer. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on June 30, 2020. The unaudited pro forma consolidated statements of net income (loss) for the six month period ended June 30, 2020 and the year ended December 31, 2019 give effect to the Offer as if it had occurred on January 1, 2019. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes. In preparing these pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Obsidian Energy Ltd.

Pro Forma Consolidated Statements Income (Loss)

For the first six months ended June 30, 2020

($CAD millions, unaudited)	Notes	Obsidian Energy Ltd.	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Oil and natural gas sales and other income	3(d)	136	—	60	—	196
Oil and gas sales, net of royalties	3(d)	—	56	(56)	—	—
Royalties	3(d)	(7)	—	(4)	—	(11)

		129	56	—	—	185
Risk management gain		22	1	—	—	23

		151	57	—	—	208

Expenses
Operating		53	30	—	—	83
Transportation		9	—	—	—	9
General and administrative	3(d)	7	—	3	—	10
Office and administration	3(d)	—	1	(1)	—	—
Employee Compensation	3(d)	—	2	(2)	—	—
Share-based compensation		1	—	—	—	1
Depletion, depreciation, impairment and accretion	3(a), (d)	844	363	1	(12)	1,196
Gain on provisions		(23)	—	—	—	(23)
Foreign exchange loss (gain)		3	—	—	—	3
Financing	3(d)	21	8	(1)	—	28
Other		4	—	—	—	4

		919	404	—	(12)	1,311

Income (loss) before taxes		(768)	(347)	—	12	(1,103)

Deferred tax recovery	3(b)	—	56	—	(56)	—

Net and comprehensive income (loss)		(768)	(291)	—	(44)	(1,103)

Net income (loss) per share
Basic	3(c)	(10.52)				(7.89)
Diluted	3(c)	(10.52)				(7.89)
Weighted average shares outstanding (millions)
Basic		73.0			66.8	139.8
Diluted		73.0			66.8	139.8

See accompanying notes to the unaudited pro forma consolidated financial statements.

Obsidian Energy Ltd.

Pro Forma Consolidated Statements Income (Loss)

For the year- ended December 31, 2019

($CAD millions, unaudited)	Note	Obsidian Energy Ltd	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Oil and natural gas sales and other income	3(d)	418	—	203	—	621
Oil and gas sales, net of royalties	3(d)	—	189	(189)	—	—
Deferred consideration		—	1	—	—	1
Royalties	3(d)	(31)	—	(14)	—	(45)

		387	190	—	—	577
Risk management loss		(15)	(1)	—	—	(16)

		372	189	—	—	561

Expenses
Operating		139	70	—	—	209
Transportation		27	—	—	—	27
General and administrative	3(d)	20	—	7	—	27
Office and administration	3(d)	—	2	(2)	—	—
Employee compensation	3(d)	—	5	(5)	—	—
Restructuring		4	—	—	—	4
Share-based compensation		5	2	—	—	7
Depletion, depreciation, impairment and accretion	3(a), (d)	913	90	3	(24)	982
Loss on dispositions		1	—	—	—	1
Gain on provisions		(9)	—	—	—	(9)
Foreign exchange loss (gain)		(3)	—	—	—	(3)
Financing	3(d)	40	18	(3)	—	55
Other		23	—	—	—	23

		1,160	187	—	(24)	1,323

Income (loss) before taxes		(788)	2	—	24	(762)

Deferred tax recovery	3(b)	—	20	—	(20)	—

Net and comprehensive income (loss)		(788)	22	—	4	(762)

Net income (loss) per share
Basic	3(c)	(10.81)				(5.45)
Diluted	3(c)	(10.81)				(5.45)
Weighted average shares outstanding (millions)
Basic		73.0			66.8	139.8
Diluted		73.0			66.8	139.8

See accompanying notes to the unaudited pro forma consolidated financial statements.

Obsidian Energy Ltd.

Pro Forma Consolidated Balance Sheets

As at June 30, 2020

($CAD millions, unaudited)	Notes	Obsidian Energy Ltd.	Bonterra Energy Corp.	Reclassifications	Pro Forma adjustments	Pro Forma Obsidian Energy Ltd.
Assets
Current
Cash		2	—	—	—	2
Restricted cash		2	—	—	—	2
Accounts receivable		39	10	—	—	49
Prepaid expenses and Other	2(h)	13	—	5	—	18
Crude oil inventory	2(h)	—	1	(1)	—	—
Prepaid expenses	2(h)	—	4	(4)	—	—

		56	15	—	—	71

Non-current
Investment tax credit receivable	2(e)	—	9	—	—	9
Property, plant and equipment	2(b)	928	709	—	(360)	1,277

		928	718	—	(360)	1,286

Total assets		984	733	—	(360)	1,357

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	2(c)	67	15	—	15	97
Risk management	2(d)	—	1	—	—	1
Due to related party	2(d)	—	12	—	(1)	11
Subordinated promissory note	2(d)	—	8	—	(1)	7
Current portion of long-term debt	2(d)	—	278	—	—	278
Current portion of lease liabilities		5	—	—	—	5
Current portion of provisions		17	—	—	—	17
Deferred consideration	2(e)	—	1	—	—	1

		89	315	—	13	417
Non-current
Long-term debt		485	—	—	—	485
Deferred consideration	2(e)	—	12	—	—	12
Lease liabilities		7	—	—	—	7
Provisions	2(f)	78	136	—	(126)	88
Deferred tax liability	2(g)	—	58	—	(58)	—

		659	521	—	(171)	1,009

Shareholders’ equity
Shareholders’ capital	2(a)	2,187	765	—	(727)	2,225
Other reserves		103	—	—	—	103
Contributed surplus	2(a)	—	30	—	(30)	—
Accumulated other comprehensive loss		—	(1)	—	—	(1)
Deficit		(1,965)	(582)	—	568	(1,979)

		325	212	—	(189)	348

Total liabilities and shareholders’ equity		984	733	—	(360)	1,357

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. Basis of presentation

These pro forma consolidated financial statements have been prepared by Obsidian Energy Ltd. (“Obsidian Energy”) for inclusion in its Offer to Purchase and accompanying Take-Over Bid Circular (together the “Offer and Circular”) dated September 21, 2020 in connection with its offer to purchase all of the issued and outstanding common shares in the capital of Bonterra Energy Corp. (“Bonterra”). Bonterra has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition by Obsidian Energy of all of the issued and outstanding common shares of Bonterra (the “Transaction”). Additionally, these pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a basis consistent with those disclosed in Note 3 of Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2019 and as disclosed in Note 2 of Obsidian Energy’s 2020 second quarter (unaudited) condensed interim consolidated financial statements.

The pro forma consolidated balance sheet as at June 30, 2020 gives effect to the Transaction and the assumptions described herein, as if the Transaction had occurred on June 30, 2020. The pro forma consolidated statements income (loss) for the year ended December 31, 2019 and the six months ended June 30, 2020 give effect to the Transaction and the assumptions described herein as if the Transaction had occurred on January 1, 2019.

The pro forma financial statements have been prepared by Obsidian Energy management for illustrative purposes only to reflect the Transaction, which includes the offer to purchase all of the issued and outstanding common shares in the capital of Bonterra for consideration consisting of two (2) common shares of Obsidian Energy for each Bonterra common share.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual consolidated financial statements and notes of Obsidian Energy, as at and for the year ended December 31, 2019;

•	the unaudited condensed interim consolidated financial statements and notes of Obsidian Energy, as at and for the six months ended June 30, 2020;

•	the audited annual consolidated financial statements and notes of Bonterra, as at and for the year ended December 31, 2019; and

•	the unaudited condensed interim consolidated financial statements and notes of Bonterra, as at and for the six months ended June 30, 2020.

None of Bonterra’s public reports or securities filings have been incorporated by reference into the Offer and Circular or incorporated by reference into these pro forma financial statements and Obsidian Energy has not received a consent to use the audit report in respect of Bonterra’s annual consolidated financial statements as at and for the year ended December 31, 2019. As of the date of these pro forma consolidated financial statements, Obsidian Energy has not had access to the non-public books and records of Bonterra and Obsidian Energy is not in a position to independently assess or verify certain of the information in Bonterra’s publicly filed documents, including its financial statements. Bonterra has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of Bonterra contained herein. As a result, all pro forma financial information regarding Bonterra included herein has been derived, by necessity, from Bonterra’s public reports and securities filings as of September 18, 2020. While Obsidian Energy has no reason to believe that such publicly filed information is inaccurate or incomplete, Obsidian Energy does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared using certain of Obsidian Energy’s and Bonterra’s respective financial statements. In preparing these pro forma consolidated financial statements, management of Obsidian Energy has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Obsidian Energy. Actual amounts recorded upon consummation of the Transaction will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Transaction have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

IFRS 3 requires that one of Obsidian Energy and Bonterra be designated as the acquirer for accounting purposes based on the evidence available. Based on the exchange ratio described in the Offer and Circular on the basis of two (2) common shares of Obsidian Energy for each common share of Bonterra (calculated on an undiluted basis), the resulting share ownership percentages after the closing of the transaction are approximately 52% to current Obsidian Energy share shareholders and 48% to current Bonterra shareholders. Obsidian Energy will be treated as the acquiring entity for accounting purposes. In identifying Obsidian Energy as the acquirer for accounting purposes, management took into account the voting rights of all equity instruments and the size of each of the companies. In assessing the size of each of the companies, management evaluated various metrics, including but not limited to: total assets, production, and reserves. No single factor was the sole determinant in the overall conclusion that Obsidian Energy is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Certain reclassifications were made in respect of Bonterra’s financial statement presentation to conform to Obsidian Energy’s financial statement presentation.

2. Pro forma adjustments to the consolidated balance sheet

($CAD millions, except per share amounts)
Number of Obsidian Energy shares issued	66,777,592
Obsidian Energy share price	$0.57

Consideration	$38

Estimated Fair Value of assets and liabilities of Bonterra acquired:
Oil and gas properties	$349
Investment tax credit receivable	9
Working capital	(2)
Bank debt	(278)
Due to related party	(11)
Subordinated promissory note	(7)
Deferred consideration	(12)
Decommissioning liability	(10)

Estimated Net assets acquired	$38

The following assumptions have been applied in determining the above estimates:

a)	Consideration and Purchase Price Equation

The number of shares issued assumes 66.8 million Obsidian Energy common shares are issued to shareholders of Bonterra for a total of $38 million at a share price of $0.57 which was the closing price of an Obsidian Energy common share on the Toronto Stock Exchange on September 4, 2020 (the last trading day prior to Obsidian Energy’s press release dated September 8, 2020 announcing its intention to commence the offer related to the Transaction). The number of Obsidian Energy common shares issued is based on the estimated number of Bonterra common shares outstanding (undiluted) multiplied by the 2.00 exchange ratio established in the Offer and Circular. The total consideration will change based on fluctuations in Obsidian Energy’s share price and the number of Bonterra common shares outstanding upon completion of the Transaction. The determination of the fair values of the net assets acquired requires Obsidian Energy to make assumptions and estimates, in addition Obsidian Energy has not had access to the non-public books and records of Bonterra. The purchase price equation is preliminary as the acquisition has not closed as of the date of the pro forma information. The final calculation of the purchase price will be based on the fair value of the net assets acquired following the closing date of the Transaction and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

b)	Oil and gas properties

The fair value of the oil and gas properties is estimated at September 4, 2020.

c)	Working capital

Working capital assumed as at June 30, 2020 has been adjusted by $15 million for Obsidian Energy’s estimated transaction costs associated with the Transaction, including severance, advisory and legal costs.

d)	Bank debt, Financing instruments and financial derivatives

Obsidian Energy has assumed that the book value is equal to fair value for Bonterra’s bank debt and financial derivatives.

Obsidian Energy estimated the fair value for the Due to related party loan and Subordinated promissory note using a discount rate of 15% to reflect their subordinated nature. This resulted in a reduction in the fair value of both instruments of $1 million compared to their book value at June 30, 2020. Note the accretion on the fair value of debt was insignificant based on the assumptions.

e)	Deferred consideration and Investment tax credit receivable

The Deferred consideration and Investment tax credit receivable have been included at Bonterra’s book value on June 30, 2020 as Obsidian Energy has not been able to assess their fair values given the limited information currently available.

f)	Decommissioning Liability

The discount rate used in estimating the fair value of the decommissioning liability used a credit adjusted risk-free rate of 9.0 percent based on Obsidian Energy’s rate at June 30, 2020. The previous value of the decommissioning liability used in Bonterra’s consolidated balance sheet used a risk-free rate of 2.3 percent. The higher discount rate results in a reduction of $126 million to the provision.

g)	Deferred income tax liability

When comparing the relevant estimated fair values assigned in the purchase equation to the Bonterra tax pools disclosed in the financial statements as at June 30, 2020, the result is a deferred tax asset which has not been recognized as the IAS 12 probable recognition criteria are not met.

h)	Reclassifications

In order to align Bonterra’s financial statement presentation to Obsidian Energy, certain balances were reclassified which included the following:

•	Crude oil inventory and Prepaid expenses recorded into Prepaids and other.

3. Pro forma consolidated statement of income (loss)

The following assumptions and adjustments were made to the unaudited pro forma consolidated statement of income (loss) for the year-ended 2019 and the first six months ended June 30, 2020:

a)	Depletion, depreciation and accretion

Depletion and depreciation expense for Bonterra has been reduced by $22 million for the year-ended 2019 and $11 million for the first six months of 2020 to reflect the amount of oil and gas properties that would have been recorded using the revised carrying amount determined in the purchase price equation.

Accretion has been calculated using Obsidian Energy’s credit adjusted risk free rate on the revised decommissioning liability balance calculated in the purchase price equation resulting in decreases of $2 million for the year-ended 2019 and $1 million for the first six months of 2020.

b)	Deferred income tax expense

When comparing the relevant estimated fair values assigned in the purchase equation to the Bonterra tax pools disclosed in the financial statements for the year ended 2019 and for the first six months of 2020, the result is a deferred tax asset which has not been recognized as the IAS 12 probable recognition criteria are not met.

c)	Weighted average common shares

Pro forma basic and diluted net income (loss) per share was calculated using the pro forma net income (loss) divided by the weighted average number of Obsidian Energy common shares outstanding after given the effect to the Transaction as if it occurred on January 1, 2019.

d)	Reclassifications

In order to align Bonterra’s financial statement presentation to Obsidian Energy, certain balances were reclassified which included the following:

•	Oil and gas sales, net of royalties was recorded into Oil and natural gas sales and other income and royalties separately;

•	Office administration and Employee compensation was recorded into General & administrative expenses; and

•	Unwinding of the fair value of the decommissioning liabilities, which was previously recorded within Financing was now recorded into Depletion, depreciation, impairment and accretion.

THE INFORMATION AGENT AND THE DEPOSITARY FOR THE OFFER IS: